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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                          ARGUSS COMMUNICATIONS, INC.
                           (Name of Subject Company)

                          ARGUSS COMMUNICATIONS, INC.
                       (Name of Person Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

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                                   040282105
                     (CUSIP Number of Class of Securities)

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                              RAINER H. BOSSELMANN
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                          ARGUSS COMMUNICATIONS, INC.
                          ONE CHURCH STREET, SUITE 302
                           ROCKVILLE, MARYLAND 20850
                                 (301) 315-0027

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing this Statement)

                             ---------------------

                                   COPIES TO:

                             HOWARD B. ADLER, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                           1050 CONNECTICUT AVE, N.W.
                             WASHINGTON, D.C. 20036
                                 (202) 955-8500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, the "Schedule 14D-9") of Arguss Communications, Inc. ("Arguss"), relates to the offer by Dycom Industries, Inc., a Florida corporation ("Dycom"), through its wholly owned subsidiary, Troy Acquisition Corp., a Delaware corporation ("Purchaser"), to acquire each issued and outstanding share of common stock, par value $.01 per share, of Arguss, including the associated right to purchase shares of preferred stock (together, the "Arguss Common Stock"), not already owned by Dycom or its affiliates in exchange for 0.3333 shares (the "Exchange Ratio") of the common stock, par value $0.33 1/3 per share, of Dycom, including the associated right to purchase preferred shares (together, the "Dycom Common Stock"). The offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 7, 2002, among Arguss, Purchaser and Dycom (the "Merger Agreement").

     The transactions described above are described in more detail in a registration statement on Form S-4 (the "Registration Statement") that Dycom has filed on the date hereof with the Securities and Exchange Commission (the "Commission"). Dycom and Purchaser also filed with the Commission on the date hereof a tender offer statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO") relating to the transactions described above. The terms and the conditions of the offer are set forth in the prospectus (as may be amended or supplemented, the "Prospectus"), which is a part of the Registration Statement, and which, with the related letter of transmittal (as may be supplemented, the "Letter of Transmittal"), together constitute the exchange offer (the "Offer"). Copies of the Prospectus and the Letter of Transmittal are included herewith as Exhibits (a)(1)(i) and (a)(1)(ii) and are incorporated herein by reference. This Schedule 14D-9 is filed by Arguss.

ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Arguss Communications, Inc., a Delaware corporation. The address of the principal executive office of Arguss is One Church Street, Suite 302, Rockville, Maryland 20850. Arguss' telephone number at its principal executive office is (301) 315-0027.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $.01 per share, of Arguss, including the associated right to purchase shares of preferred stock. As of January 22, 2002, there were 14,519,944 shares of Arguss Common Stock issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF THE FILING PERSON

     The filing person is the subject company. The filing person's name, business address and business telephone number are set forth in Item 1 above.

     This Schedule 14D-9 relates to the offer by Dycom, through its wholly owned subsidiary, Purchaser, as described in the Schedule TO, to acquire each issued and outstanding share of Arguss Common Stock not already owned by Dycom or its affiliates for the number of shares of Dycom Common Stock equal to the Exchange Ratio, upon the terms and conditions set forth in the Offer. The Offer relates to the shares of Arguss Common Stock that are validly tendered and not properly withdrawn, subject to the conditions set forth in the Prospectus and the Letter of Transmittal. A copy of the Prospectus and the Letter of Transmittal are included herewith as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, and are incorporated herein by reference.

     The Merger Agreement provides, among other things, that, following the completion of the Offer, Dycom intends to cause the merger of Purchaser with and into Arguss, after which Arguss will become a wholly owned subsidiary of Dycom (the "Merger"). The Merger Agreement further provides that each share of Arguss Common Stock not exchanged or accepted for exchange in the Offer will be converted into the right to receive the same number of shares of Dycom Common Stock as was exchanged per share of Arguss Common Stock in the Offer.

     The Schedule TO states that the principal offices of Dycom and Purchaser are located at 4440 PGA Boulevard, Suite 500, Palm Beach Gardens, Florida 33410.
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ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     The information contained in the Information Statement pursuant to Rule 14f-1 (the "Information Statement") is included herewith as Annex A and is incorporated herein by reference. Except as set forth in this Schedule 14D-9 (including in the Exhibits and Annexes hereto) or incorporated herein by reference, to the knowledge of Arguss, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Arguss or its affiliates and (1) Arguss, its executive officers, directors or affiliates or (2) Dycom, Purchaser or their respective executive officers, directors or affiliates.

     THE MERGER AGREEMENT

     On January 7, 2002, Arguss, Purchaser and Dycom entered into the Merger Agreement. A summary of the Merger Agreement and a description of the conditions to the Offer are contained in the Prospectus, which is included herewith as Exhibit (a)(1)(i) and is being mailed to stockholders together with this
Schedule 14D-9. Such summary and description are incorporated herein by reference and are qualified in their entirety by reference to the Merger Agreement, which is included herewith as Exhibit (e)(1) and is incorporated herein by reference.

     THE STOCKHOLDERS' AGREEMENT

     As an inducement for Dycom and Purchaser to enter into the Merger Agreement, concurrently with the signing of the Merger Agreement, the current directors and certain executive officers of Arguss entered into a stockholders' agreement with Dycom, Purchaser and Arguss (the "Stockholders' Agreement"). A summary of the terms of the Stockholders' Agreement is contained in the Prospectus, which is included herewith as Exhibit (a)(1)(i) and is being mailed to stockholders together with this Schedule 14D-9. Such summary is incorporated herein by reference and is qualified in its entirety by reference to the Stockholders' Agreement, which is included herewith as Exhibit (e)(4) and is incorporated herein by reference.

     ARGUSS STOCK OPTIONS

     Arguss established a stock option plan (the "Plan") in July 1991 pursuant to which the Board of Directors of Arguss (the "Board") may grant stock options to officers and key employees. The Plan, as amended in May 2000, authorizes the grant of options to purchase up to 5,000,000 shares of Arguss Common Stock. Stock options granted under the Plan may be "Incentive Stock Options" ("ISOs") or "Non-qualified Stock Options" ("NSOs"). ISOs may be granted only to employees of Arguss, while NSOs may be issued to non-employee directors, consultants and others, as well as to employees of Arguss. ISOs have an exercise price equal to the stock's fair market value at the date of grant, up to a ten-year term and vest and become fully exercisable as determined by the Board on the date of grant. NSOs may be granted at an exercise price less than the stock's fair market value at the date of grant for a term determined by the Board on the date of grant and vest and become fully exercisable as determined by the Board on the date of grant.

     At or immediately prior to the time that the Merger is effective (the "Effective Time"), each option to purchase Arguss Common Stock, whether or not vested or exercisable, that has not been exercised prior to the Effective Time will, by virtue of the Merger and without any further action on the part of the holder, be assumed by Dycom and deemed to constitute an option to acquire, on the same terms and conditions applicable to the Arguss options, the same number of shares of Dycom Common Stock as the holder of the Arguss options would have been entitled to receive under the Merger Agreement had such options to purchase Arguss Common Stock been exercised in full immediately prior to the Effective Time (rounded to the nearest whole number), at a price per share (rounded down to the nearest whole cent) equal to (1) the aggregate exercise price for the shares of Arguss Common Stock otherwise purchasable pursuant to any options granted by Arguss divided by (2) the number of whole shares of Dycom Common Stock purchasable pursuant to each option to purchase Dycom Common Stock in accordance with the foregoing. The other terms of the Arguss stock options, and the Plan, will continue to apply in accordance with their terms. As of January 22, 2002, there were Arguss options outstanding to purchase an aggregate of 3,426,767 shares of Arguss Common Stock.

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     In the event of a sale or acquisition of substantially all of Arguss' stock or assets, Arguss must give 30 days notice of the proposed transaction to all holders of NSOs so that such holders may exercise up to 100% of their options before the transaction takes place. In addition, in connection with the Offer and the Merger, the Board has accelerated, effective upon the date the Offer is consummated, NSOs to purchase 50,000 shares of Arguss Common Stock granted in the year ended December 31, 2001 to each of Rainer H. Bosselmann, H. Haywood Miller III and Arthur F. Trudel, executive officers of Arguss. See "Executive Compensation -- Summary Compensation Table" and "Executive
Compensation -- Option Grants in Last Year" in the Information Statement attached hereto as Annex A. Therefore, upon Dycom accepting for exchange the Arguss Common Stock tendered pursuant to the Offer, otherwise unvested and unexercisable NSOs granted to Messrs. Bosselmann, Miller and Trudel will become exercisable and, upon effectiveness of the Merger, will become options to purchase Dycom Common Stock. Except as specifically approved by the Board with respect to ISOs to purchase an aggregate of 15,000 shares of Arguss Common Stock held by two employees of Arguss who are not executive officers, the vesting of ISOs granted by Arguss under the Plan will not accelerate as a result of the Merger.

     RIGHTS AGREEMENT

     Arguss entered into a rights agreement on November 7, 2001 with Continental Stock Transfer & Trust Company, as rights agent (the "Rights Agreement"), effective until November 7, 2011 unless previously redeemed by the Board, which entitles the registered holder of each share of common stock, par value $.01 per share, of Arguss issued and outstanding as of the close of business on November 26, 2001 to purchase one one-hundredth of a share of participating preferred stock of Arguss at a price of $20.00 per one-hundredth of a share of preferred stock, subject to anti-dilution adjustment in accordance with any adjustment to such common stock. These rights are exercisable only upon the occurrence of certain events set forth in the Rights Agreement. On January 7, 2002, Arguss entered into an amendment to the Rights Agreement (the "First Amendment to Rights Agreement"). The amendment, among other things, provides that neither the execution of the Merger Agreement nor the consummation of the Offer or the Merger will cause the rights issued pursuant to the Rights Agreement to become exercisable. The foregoing summary of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement and the First Amendment to Rights Agreement, which are included herewith as Exhibits (e)(5)(i) and (e)(5)(ii), respectively, and are incorporated herein by reference.

     INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to the Merger Agreement, the certificate of incorporation of the surviving corporation of the Merger will contain provisions with respect to indemnification that are no less favorable than those set forth in the certificate of incorporation and bylaws of Arguss on January 7, 2002. These provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of individuals who were directors, officers, employees, fiduciaries or agents of Arguss at or prior to the Effective Time, unless the modification is required by law. From and after the Effective Time, Dycom will, and will cause the surviving corporation to, fulfill and honor Arguss' obligations under any indemnification agreements that Arguss has with its directors and officers as of the Effective Time and any indemnification provisions under the certificate of incorporation and bylaws of Arguss as in effect on January 7, 2002.

     The surviving corporation will use its reasonable best efforts to maintain in effect, for a period of six years after the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by Arguss with respect to matters occurring prior to the Effective Time, unless Dycom, in its sole discretion, includes the current directors and officers of Arguss under its existing directors' and officers' liability policies for not less than six years from the Effective Time or causes the surviving corporation to substitute policies of at least the same coverage and containing terms and conditions that are not materially less favorable than the current directors' and officers' liability insurance policies maintained by Arguss; provided, however, that in no event will the surviving corporation be required to expend an annual premium for this coverage in excess of 225% of the current annual premiums paid by Arguss for its insurance. The current annual premiums of Arguss are approximately $113,166.

     The Merger Agreement also provides that if Arguss or the surviving corporation or any of their respective successors or assigns (1) consolidates with or merges into any other person and is not the continuing or
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surviving corporation or entity of the consolidation or merger or (2) transfers all or substantially all of its properties and assets to any other person, then, and in each such case, proper provision will be made so that the successors and assigns of Arguss or the surviving corporation, as the case may be, or at Dycom's option, Dycom, will assume the indemnification obligations set forth in the Merger Agreement.

     EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL PROVISIONS

     On November 7, 2001, Arguss entered into written employment agreements with each of: (1) Rainer H. Bosselmann, the Chairman, President and Chief Executive Officer of Arguss; (2) H. Haywood Miller III, Executive Vice President and Secretary of Arguss; and (3) Arthur F. Trudel, Vice President, Chief Financial Officer and Treasurer of Arguss. Messrs. Bosselmann, Trudel and Miller did not have employment agreements with Arguss prior to November 7, 2001. The employment agreements provide for an initial term of one year, beginning on November 1, 2001 and ending on November 1, 2002, and will be renewed automatically for additional one-year terms upon expiration of the initial term, unless either party to an employment agreement provides written notice to the other party of that party's intention not to renew the employment agreement at least 90 days prior to the expiration of the then-current term. Under these agreements, Mr. Bosselmann will be paid an annual salary of $180,000 and each of Messrs. Miller and Trudel will receive annual salaries of $150,000, which are the same salaries they were being paid immediately prior to the execution of these agreements. Bonuses are payable in the reasonable discretion of the Board subject to the satisfaction of reasonable performance criteria.

     The employment agreements also provide for payments to each of Messrs. Bosselmann, Miller and Trudel in the event of a change in control of Arguss. Under the terms of the employment agreements, a change in control will occur upon consummation of the Offer. If Messrs. Bosselmann, Miller and Trudel do not agree to separate employment agreements with Arguss within 90 days following a change in control, each is entitled to receive a lump-sum payment, in an amount equal to two times his annual salary at the time the change in control occurs, to be paid within the greater of 30 days after the change in control or ten days after notification to Arguss of the intention to decline further employment with Arguss. Each of Messrs. Bosselmann, Miller and Trudel is also entitled to the continuation of all benefits, including executive fringe benefits, medical and health coverage, and life insurance and long term disability coverage, for a period of 12 months from the date of the change in control. The foregoing summary of the employment agreements is qualified in its entirety by reference to the employment agreements, which are included herewith as Exhibits (e)(6),
(e)(7) and (e)(8) and are incorporated herein by reference.

     EMPLOYEE BENEFIT PLANS

     From and after the Effective Time, Dycom will cause the surviving corporation and its subsidiaries to honor in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of Arguss and its subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of Arguss or any of its subsidiaries. Employees of Arguss and its subsidiaries will receive credit for purposes of eligibility to participate and vesting (but not for benefit accruals) under any employee benefit plan, program or arrangement established or maintained by the surviving corporation or any of its subsidiaries for service accrued or deemed accrued prior to the Effective Time with Arguss or its subsidiaries; provided, however, that the crediting of service may not duplicate any benefit or the funding of any benefit. In addition, Dycom will waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the same extent such limitations are waived under any comparable plan of Dycom or its subsidiaries and to recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by employees of Arguss and its subsidiaries in the calendar year in which the Effective Time occurs.

     APPOINTMENT TO THE BOARD

     Under the terms of the Merger Agreement, upon Dycom's acceptance of Arguss Common Stock for exchange pursuant to the Offer, Dycom will be entitled to designate the number of directors to the Board (rounded up to the next whole number) that equals the product of (1) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this provision) and (2) the percentage

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that the number of shares of Arguss Common Stock beneficially owned by Dycom and/or Purchaser (including shares accepted for exchange) bears to the total number of shares of Arguss Common Stock outstanding.

     Dycom will select its designees to the Board from the list of designees included in Annex A to this Schedule 14D-9. See "The Dycom Designees."

     LOAN TO EXECUTIVE OFFICER

     On May 1, 2001, Mr. Bosselmann received an interest-free loan from Arguss in the amount of $279,000 to be used for the exercise of options that were about to expire, enabling Mr. Bosselmann to exercise options to purchase 93,000 shares of Arguss Common Stock. On January 7, 2002, Mr. Bosselmann agreed to repay the entire amount of the loan upon the payment to him of certain termination payments owing pursuant to his employment agreement. If the amount received as a termination payment or payments from Arguss is insufficient to repay the amount of the loan, Mr. Bosselmann will repay Arguss the amount of the shortfall.

     CONFIDENTIALITY AGREEMENT

     In connection with the assessment of a prospective transaction between Arguss and Dycom, Arguss and Dycom entered into a Confidentiality Agreement dated as of December 11, 2001 (the "Confidentiality Agreement") to facilitate the exchange of information between the parties. Pursuant to the Confidentiality Agreement, each of Dycom and Arguss agreed, among other things, not to disclose the other's non-public information (unless required to do so by law), and acknowledged that the information provided to the other is confidential and proprietary and has been disclosed for the purpose of assessing a prospective transaction between Dycom and Arguss. The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is included herewith as Exhibit (e)(2) and is incorporated herein by reference.

     FINANCIAL ADVISOR

     Pursuant to an engagement letter dated December 3, 2001, as supplemented and amended on January 3, 2002, Arguss engaged Allen & Company Incorporated ("Allen & Company"), an investment banking firm, to provide financial advisory services and an opinion as to the fairness of the consideration to be received by the stockholders of Arguss in connection with the Offer and the Merger. James
W. Quinn, a member of the Board, is Vice President and a director of Allen & Company. The terms of this engagement include payment to Allen & Company of (1) a retainer fee of $100,000, (2) a fee upon successful completion of a transaction equal to 1% of the aggregate transaction value of a transaction up to $100 million and 1.5% of any excess over $100 million of the aggregate transaction value of a transaction (the "Success Fee"), and (3) a fee for the fairness opinion of $250,000; provided that the retainer fee and $150,000 of the opinion fee are creditable against the Success Fee. The Success Fee is payable upon the occurrence of a change in control of Arguss. A change in control occurs for purposes of the amended agreement when anyone acquires beneficial ownership of more than 50% of the total voting power of the outstanding Arguss Common Stock in connection with a business transaction, or when the individuals who comprised the Board on January 3, 2002 cease to constitute a majority of the Board. Arguss has also agreed to reimburse Allen & Company for its expenses incurred in performing its services. In addition, Arguss has agreed to indemnify Allen & Company and its affiliates, controlling persons, officers, agents and employees against certain liabilities and expenses, related to or arising out of Allen & Company's engagements and any related transactions. The foregoing summary of the engagement letter is qualified in its entirety by reference to the engagement letter, and the amendment thereto, which are included herewith as Exhibit (e)(9) and are incorporated herein by reference.

     SETTLEMENT AGREEMENT

     On January 12, 2002, Arguss entered into a settlement agreement and release with two Arguss stockholders. A summary of the terms of the agreement is incorporated herein by reference to the section of Item 8 of this Schedule 14D-9 entitled "Legal Proceedings." Such summary is qualified in its entirety by reference to the settlement agreement, which is included herewith as Exhibit
(e)(10) and is incorporated herein by reference.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATION OF THE BOARD

     The Board, at a meeting held on January 7, 2002, determined that the Merger Agreement, the Stockholders' Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Arguss and its stockholders. At the meeting, the Board approved each of the Merger Agreement and the Stockholders' Agreement and the transactions contemplated thereby, including the Offer and the Merger. THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER.

     A letter to Arguss' stockholders communicating the Board's recommendation and the joint press release of Arguss and Dycom announcing the execution of the Merger Agreement are included herewith as Exhibits (a)(2)(i) and (a)(2)(iii), respectively, and are incorporated herein by reference.

     (b) (i) BACKGROUND OF THE OFFER; CONTACTS WITH DYCOM

     The Merger Agreement and the terms and conditions of the Offer are the results of arms' length negotiations between representatives of Dycom and representatives of Arguss. The following summary describes the background of these negotiations.

     Prior to entering into discussions with Arguss, Dycom had carefully followed the developments in the telecommunications infrastructure industry. In response, Dycom has, from time to time, consulted with its financial advisors, and reviewed various strategic alternatives, including the possibility of acquiring or merging with other companies involved in its industry and has, over the past several years, consummated several acquisitions.

     Similarly, from time to time, Arguss has reviewed its strategic alternatives, including remaining as an independent public company, the possibility of acquiring or merging with other companies and other transactions. Arguss' consideration of strategic alternatives intensified during 2001 in light of developments in the telecommunications and telecommunications infrastructure industries. On December 3, 2001, following the commencement by certain stockholders of a consent solicitation for control of the Board, Arguss retained Allen & Company as its financial advisor to assist in its review of strategic alternatives.

     On November 30, 2001, following the announcement of the commencement of the consent solicitation, a representative of Banc of America Securities LLC ("Banc of America Securities"), one of Dycom's financial advisors, contacted Steven E. Nielsen, Dycom's Chairman, President and Chief Executive Officer, by telephone to ask if Mr. Nielsen was interested in meeting Rainer H. Bosselmann, Arguss' Chairman and Chief Executive Officer, to discuss possible strategic opportunities.

     On December 4, 2001, Mr. Nielsen discussed with his management team the possibility of a strategic transaction with Arguss. On the same day, a representative of Banc of America Securities contacted Mr. Nielsen again to ask if he would be available to meet with Mr. Bosselmann. Mr. Nielsen suggested a meeting date of December 11, 2001.

     On December 5, 2001, a representative of Banc of America Securities contacted Mr. Bosselmann to suggest a meeting between Mr. Nielsen and Mr. Bosselmann. Mr. Bosselmann discussed the merits of such a meeting with James W. Quinn, a representative of Allen & Company and a member of the Board, and asked Mr. Quinn to contact Mr. Nielsen to arrange the details of the December 11, 2001 meeting.

     On December 11, 2001, Mr. Nielsen and Mr. Bosselmann, along with members of Arguss' senior management, representatives of Allen & Company and a representative from Banc of America Securities, met in Rockville, Maryland and discussed the industry in general and Mr. Bosselmann provided Mr. Nielsen with information about Arguss. The parties also discussed, on a preliminary basis, the merits of a possible transaction between Dycom and Arguss, including the potential value and strategic benefits that would be realized by the stockholders of Dycom and Arguss. Mr. Bosselmann suggested an acquisition of Arguss by Dycom could be an attractive opportunity for both companies and that Arguss would consider a transaction of this nature if structured as a share-for-share exchange. At this meeting, they also discussed the ongoing
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consent solicitation for control of the Board. In addition, they negotiated and executed a confidentiality agreement to facilitate the exchange of information between the parties. Mr. Nielsen informed Mr. Bosselmann that he would consider the merits of a possible transaction and would wait for a representative of Allen & Company to contact him with further information. Following this meeting, Mr. Nielsen and Mr. Bosselmann briefed the members of their respective senior management teams and each management team began a more detailed review of a possible combination based on publicly available information.

     On December 12, 2001, Mr. Quinn contacted Mr. Nielsen by telephone to discuss, generally, the terms of a possible transaction, including the form of consideration, structure of the transaction and the transaction process. Mr. Nielsen informed him that Dycom would respond the following day.

     During December 2001, Dycom retained Merrill Lynch & Co. ("Merrill Lynch") and Banc of America Securities as financial advisors and outside legal counsel to advise on the possible transaction with Arguss. Arguss, having already retained Allen & Company as their financial advisor, retained legal counsel for this purpose. During this period, Allen & Company solicited indications of interest from other companies in connection with possible transactions with Arguss.

     On December 13, 2001, Mr. Nielsen, along with representatives of Merrill Lynch, contacted Mr. Quinn and other representatives of Allen & Company and indicated that Dycom was interested in continuing discussions with Arguss in connection with a transaction between the companies and that Dycom was interested in beginning a more detailed due diligence review of Arguss. At that time, Mr. Nielsen indicated a broad range of value that Dycom might consider. Representatives of Allen & Company reviewed this broad range of value with members of Arguss' management and discussed the other strategic alternatives available to Arguss. As a result of these discussions, Arguss' senior management decided to continue discussions with Dycom and, after further analysis by Allen & Company, respond to Dycom's proposal.

     On December 14, 2001, Mr. Bosselmann contacted Allen & Company by telephone to further discuss the proposed transaction with Dycom and possible exchange ratios. Following that discussion, Mr. Bosselmann contacted Mr. Nielsen by telephone to discuss the terms and structure of the proposed transaction. At that time, Mr. Bosselmann proposed an exchange ratio of one share of Dycom Common Stock for three shares of Arguss Common Stock. Later that same day, after discussions with members of senior management of Dycom and representatives of Merrill Lynch, Mr. Nielsen contacted Mr. Bosselmann by telephone and indicated that an exchange ratio of 0.3333 shares of Dycom Common Stock for each share of Arguss Common Stock would be considered by Dycom, subject to satisfactory completion of due diligence by Dycom and its advisors and by Arguss and its advisors.

     On December 17, 2001, Arguss and Allen & Company, along with representatives of Merrill Lynch and Dycom's outside legal counsel, participated in a conference call to discuss the types of information that would be required by senior management and financial and legal advisors in order to prepare operational, financial and legal analyses necessary for, and the process and conduct with respect to, due diligence review.

     On December 18, 2001, representatives of Dycom and Arguss met in Rockville, Maryland to, on a preliminary basis, discuss financial, business and operational information about both companies. Representatives of Dycom and representatives of Arguss each made presentations about their respective businesses. These meetings continued on December 19, 2001 with representatives of Merrill Lynch and Banc of America Securities and representatives of Allen & Company also present.

     During the period from December 20, 2001 through January 4, 2002, representatives of Dycom and Arguss continued to meet in both Rockville, Maryland and Epsom, New Hampshire to discuss financial and operational information about both companies and to continue their respective due diligence examinations. Representatives of Merrill Lynch and Banc of America Securities and Dycom's outside legal counsel and representatives of Allen & Company and Arguss' outside legal counsel were frequently present at these meetings. At these meetings, Mr. Bosselmann, other senior members of Arguss management and Arguss' outside legal counsel provided current information about the consent solicitation.

     During the period from December 21, 2001 to January 4, 2002, representatives from Dycom, Arguss and their respective legal counsel negotiated specific terms of the Merger Agreement and the Stockholders' Agreement, including the conditions to the Offer, the circumstances under which termination fees would be payable, the non-solicitation provisions, the circumstances under which the parties could terminate the Merger Agreement and fees and expenses payable in connection with termination of the Merger Agreement.

     On December 21, 2001, Mr. Nielsen informed by telephone individual members of the Dycom board of directors as to his discussions with Arguss and Allen & Company, the status of Dycom's due diligence examination of Arguss and the status of negotiations.

     During the period between December 5, 2001 and January 4, 2002, Mr. Bosselmann informed by telephone individual members of the Board as to the discussions with Dycom, the status of Arguss' due diligence examination of Dycom, the status of negotiations and the status of the consent solicitation.

     On January 4, 2002, Mr. Nielsen and Mr. Bosselmann discussed terms of the transaction and, based upon discussions with their respective senior management, agreed to the exchange ratio of 0.3333 shares of Dycom Common Stock for each share of Arguss Common Stock, subject to satisfactory resolution of all other outstanding issues.

     On January 4, 2002, Arguss held a special meeting of the Board to consider the proposed transaction with Dycom. At that meeting, Arguss management and representatives of Allen & Company and Arguss' outside legal counsel updated the Board regarding the financial and legal aspects of the proposed transaction. Allen & Company made a presentation to the Board and delivered its oral opinion to the effect that as of that date the consideration to be received by holders of Arguss shares pursuant to the Offer and the Merger was fair from a financial point of view.

     On January 5, 2002, Dycom held a special telephonic meeting of its board of directors. After discussion, which included updates regarding the financial and legal aspects of the proposed transaction from Dycom management and representatives of Dycom's outside legal and financial advisors, the Dycom board of directors unanimously approved the Offer and the Merger and unanimously approved and adopted the Merger Agreement and the Stockholders' Agreement.

     On January 7, 2002, Arguss held a special telephonic meeting of the Board to further consider the proposed transaction with Dycom. After discussion, which included further updates regarding the financial and legal aspects of the proposed transaction from Allen & Company and Arguss' outside legal counsel, Allen & Company delivered its written opinion to the effect that as of that date the consideration to be received by holders of Arguss shares pursuant to the Offer and the Merger was fair from a financial point of view to those holders, and the Arguss Board approved the transaction and approved and adopted the Merger Agreement and the Stockholders' Agreement.

     Later on January 7, 2002, Dycom and Arguss executed the Merger Agreement and the Stockholders' Agreement and prior to the opening of the New York Stock Exchange on that day, Dycom and Arguss issued joint press releases announcing the transaction.

     (b) (ii) REASONS FOR THE RECOMMENDATION OF THE BOARD

     In making its recommendations to the stockholders with respect to the Offer and the Merger, the Board considered a number of factors, the most material of which were the following:

          Transaction Financial Terms/Premium to Market Price. The relationship between the historical and current market prices of, and recent trading activity in, the Arguss Common Stock and the Dycom Common Stock, in particular the fact that the consideration to be paid by Dycom of 0.3333 shares of Dycom Common Stock per share of Arguss Common Stock in the Offer and the Merger represents a premium of approximately 30.5% over the closing price per share of the Arguss Common Stock on January 4, 2002, the last trading day prior to the public announcement of the Merger Agreement.

          Allen & Company Analysis. The financial presentations to the Board in connection with the Board's consideration of the merger transactions, including the oral opinion of Allen & Company delivered to the Board at its January 4, 2002 meeting, and subsequently confirmed in writing, that the consideration to be received by the holders of shares of Arguss Common Stock was fair, from a financial point of view, to such holders. The analyses performed by Allen & Company are described under "Opinion of Arguss' Financial Advisor" below. The entire text of the written opinion dated January 7, 2002, regarding the Offer and the Merger, setting forth the assumptions made, matters considered and limitations in connection with such opinion, is included herewith as Annex B and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. In considering Allen & Company's fairness opinion, the Board took into account the fact that Arguss had agreed to pay Allen & Company certain fees for its services as described below.

          Dycom Operating and Financial Condition. The business reputation and current and historical financial condition and results of operations of Dycom in light of industry conditions over time, which the Board believed supported its conclusion that the transaction would be beneficial to the long-term interests of the holders of shares of Arguss Common Stock, as well as the results of financial due diligence on Dycom performed by senior management of Arguss and Arguss' financial advisors.

          Arguss Operating and Financial Condition. The Board's knowledge of Arguss' business, current and historical financial condition and results of operations, current business strategy, the nature of the markets in which Arguss operates and its position in such markets, the consolidation occurring in the industry and Arguss' future growth prospects on a stand-alone basis, as well as the risks and uncertainties associated with such opportunities and Arguss' ability to take advantage of such opportunities given its size and capitalization.

          Benefits of Combination. The fact that the merger of the businesses of Dycom and Arguss is expected to lead to potential cost savings and other synergies.

          Form of Consideration. The liquidity of the Dycom Common Stock, which will give the holders of Arguss Common Stock the flexibility to either sell Dycom Common Stock or continue to hold such stock and receive the benefits of retaining such stock without having to pay taxes upon the acquisition of such stock as a result of the tax-free nature of the share exchange with Dycom.

          Strategic Alternatives. Other possible alternatives to the Offer and the Merger, the value to the stockholders of such alternatives and the timing and likelihood of achieving superior value from these alternatives, as well as the possibility that equally suitable partners for an acquisition or a business combination transaction would be available. In this regard, the Board considered the fact that, despite Arguss' and Allen & Company's efforts to identify other alternative acquisition candidates, no other parties had approached Arguss with an offer for an acquisition or a business combination. The Board also considered the possibility of remaining an independent company. The Board concluded that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were superior to any other alternatives.

          Alternative Transactions. The fact that under the terms of the Merger Agreement, while Arguss is prohibited from soliciting acquisition proposals from third parties, Arguss may, after providing proper notice to Dycom, furnish information to and participate in negotiations with third parties in response to an unsolicited written acquisition proposal if the Board (a) determines in its good faith judgment, after consultation with its financial advisors, that such proposal is reasonably likely to constitute a superior proposal, and (b) determines in its good faith judgment, after receiving the advice of outside legal counsel, that it is necessary to furnish information to, and participate in negotiations with, such third party in order to comply with its fiduciary duties under applicable law. Further, the Board noted that it would be permitted, subject to the payment to Dycom of a $2.5 million termination fee and reimbursement of Dycom's expenses up to $1.5 million, to terminate the Merger Agreement if, prior to consummation of the Offer, a superior proposal is received by Arguss and the Board reasonably determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to terminate the Merger Agreement and enter into a new agreement to effect the superior proposal in order to comply with its fiduciary duties under applicable law.

          Terms of the Merger Agreement. The terms and conditions of the Offer, the Merger and the Merger Agreement, including the structure of the transaction as an exchange offer for all of the Arguss

     Common Stock followed by a merger where all stockholders of Arguss would receive the same consideration per share of Arguss Common Stock as was received by the stockholders of Arguss who validly tendered into the Offer. The Board also considered the fact that the Merger Agreement provides for the first-step Offer, thereby enabling holders of Arguss Common Stock who tender their shares to receive the merger consideration promptly following the Offer's acceptance by Dycom.

     The Board also considered certain countervailing factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the requirement under the Merger Agreement that Arguss pay a termination fee of $2.5 million in cash and Dycom's transaction expenses up to $1.5 million if the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, including, among others, if the Board exercised its right to terminate the Merger Agreement and enter into a superior proposal, as discussed in "-- Alternative Transactions" above. Although the Board recognized that this requirement could result in significant fees being borne by Arguss, it accepted this provision as a means to obtain other terms favorable to Arguss, in particular, the right to negotiate or exchange information with potential bidders and to terminate the Merger Agreement under the limited circumstances discussed in "-- Alternative Transactions" above, as well as reimbursement of Arguss' expenses up to $1 million if the Merger Agreement is terminated under certain other limited circumstances set forth in the Merger Agreement.

     The foregoing discussion of factors considered by the Board is not meant to be all inclusive, but includes the material factors considered by the Board in approving the Merger Agreement and the transactions contemplated thereby and in recommending that stockholders of Arguss tender their shares of Arguss Common Stock pursuant to the Offer. The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to different factors. After weighing all these considerations, the Board has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Arguss and Arguss stockholders, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that Arguss stockholders accept the Offer and tender their shares of Arguss Common Stock pursuant to the Offer.

     (b) (iii) OPINION OF ARGUSS' FINANCIAL ADVISOR

     Arguss engaged Allen & Company to act as its exclusive financial advisor in connection with the Offer and the Merger. In connection with this engagement, Arguss requested that Allen & Company evaluate the fairness, from a financial point of view, to the holders of Arguss Common Stock of the consideration to be received in the Offer and the Merger. On January 4, 2002, at a meeting of the Board held to consider the Offer and the Merger, in accordance with the Board's instructions, Allen & Company rendered an oral opinion, which opinion was confirmed by delivery to the Board of a written opinion, dated January 7, 2002, to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration to be received was fair, from a financial point of view, to holders of Arguss Common Stock.

     The full text of Allen & Company's written opinion dated January 7, 2002, which describes the assumptions made, matters considered and limitations on the review undertaken, is included herewith as Annex B. ALLEN & COMPANY'S OPINION IS ADDRESSED TO THE BOARD AND RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED AS PROVIDED FOR IN THE OFFER AND THE MERGER. THE OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF ARGUSS COMMON STOCK AS TO WHETHER SUCH STOCKHOLDER SHOULD EXCHANGE SHARES OF ARGUSS COMMON STOCK IN THE OFFER OR HOW SUCH STOCKHOLDER SHOULD VOTE OR ACT WITH RESPECT TO ANY MATTERS RELATING TO THE OFFER OR THE MERGER. THE SUMMARY OF ALLEN & COMPANY'S OPINION DESCRIBED BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. YOU ARE ENCOURAGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY.

     In arriving at its opinion, Allen & Company:

     - reviewed and analyzed a draft of the Merger Agreement and drafts of the agreements ancillary thereto;

     - reviewed and analyzed historical publicly available business information and financial results of Arguss and Dycom, including Commission filings of each of Arguss and Dycom;

     - reviewed and analyzed non-public operating and financial information of Arguss and Dycom provided by the managements of Arguss and Dycom;

     - reviewed and analyzed information regarding the past and current operations and financial conditions and the business prospects of Arguss and Dycom;

     - held discussions with senior executives of Arguss and Dycom relating to strategic, financial and operational benefits anticipated from the Merger;

     - reviewed and analyzed historical market prices and trading volumes for the Arguss Common Stock and the Dycom Common Stock;

     - reviewed and analyzed projections as to the future operating and financial performance of Arguss as provided by the management of Arguss;

     - reviewed and analyzed financial and operating data for selected publicly traded companies Allen & Company deemed comparable to Arguss and Dycom;

     - reviewed and analyzed publicly available financial information relating to selected comparable merger and acquisition transactions;

     - reviewed and analyzed publicly available transaction information for selected comparable exchange offers and tender offers;

     - reviewed and analyzed research reports relating to each of Arguss and Dycom and companies that Allen & Company deemed comparable to Arguss and Dycom;

     - performed discounted cash flow analyses of Arguss, Dycom and a combined entity consisting of Arguss and Dycom;

     - reviewed and analyzed certain other information concerning the infrastructure services industry and the telecommunications industry;

     - considered possible strategic alternatives for Arguss; and

     - performed such other analyses and reviewed such other information as Allen & Company deemed appropriate, including trends prevailing in relevant industries and financial markets.

     In rendering its opinion, Allen & Company relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information that Arguss, Dycom and their respective employees, representatives and affiliates provided to, or discussed with, Allen & Company. With respect to the financial projections provided to it, Allen & Company assumed, at the direction of the management of Arguss, without independent verification or investigation, that the forecasts were reasonably prepared in good faith reflecting the best currently available estimates and judgments of Arguss as to the future operating and financial performance of Arguss. Allen & Company assumed, with Arguss' consent, that the Offer and the Merger would be treated as an integrated transaction and as a tax-free reorganization for federal income tax purposes. Allen & Company also assumed, with Arguss' consent, that the Offer and the Merger would be consummated in all material respects in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party consents and approvals for the Offer and the Merger, no limitations, restrictions or conditions would be imposed that would have a material adverse effect on Arguss, Dycom or the contemplated benefits of the Offer and the Merger. Allen & Company relied, at the direction of the senior management of Arguss and Dycom, without independent verification or investigation, upon the assessments of the management of Dycom as to the anticipated financial and operational benefits of the Offer and the Merger and the risks associated therewith.

     Allen & Company did not (i) make or obtain any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Arguss or Dycom, (ii) perform due diligence on Arguss' or Dycom's physical properties and facilities, sales, marketing or service organizations, or (iii) express any opinion as to the underlying valuation, future performance or long-term viability of Arguss or Dycom, the price at which Arguss Common Stock would trade after announcement or upon consummation of the Offer or the Merger, or the price at which Dycom Common Stock would trade at any time in the future. Allen & Company expressed no view as to, and Allen & Company's opinion does not address, the underlying business decision of Arguss to effect the Offer or the Merger, and the opinion does not constitute a recommendation of the Offer and the Merger over any alternative business strategy that may be available to Arguss. Allen & Company's opinion was necessarily based on the information available to Allen & Company and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by Allen & Company as of the date of its opinion. Although subsequent developments may affect its opinion, Allen & Company does not have any obligation to update, revise or reaffirm its opinion. Arguss imposed no other instructions or limitations on Allen & Company with respect to the investigations made or the procedures followed by Allen & Company in rendering its opinion.

     This summary is not a complete description of Allen & Company's opinion to the Board or the financial analyses performed and factors considered by Allen & Company in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Allen & Company believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Allen & Company's analyses and opinion.

     In performing its analyses, Allen & Company considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Arguss and Dycom. No company or business used in the analyses as a comparison is identical to Arguss or Dycom, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or business segments analyzed.

     The estimates contained in Allen & Company's analysis and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Allen & Company's analyses and estimates are inherently subject to substantial uncertainty.

     The type and amount of consideration payable in the Offer and the Merger was determined through negotiation between Arguss and Dycom and the decision to enter into the Offer and the Merger was solely that of the Board. Allen & Company's opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or Arguss' management with respect to the Offer and the Merger or the consideration to be received by the holders of Arguss Common Stock as provided for in the Offer and the Merger.

     Each of the analyses conducted by Allen & Company was carried out to provide a different perspective on the Offer and the Merger and to enhance the total mix of information. Allen & Company did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness to holders of Arguss Common Stock, from a financial point of view, of the consideration to be received. Allen & Company did not place any specific reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination.

     Selected Companies Analysis

     Allen & Company reviewed and compared certain financial, operating and stock market information related to Arguss with publicly held companies in the telecommunications infrastructure services industry (the "Comparable Companies"), including Dycom, International Fibercom, Inc., Mastec, Inc., Quanta Services, Inc. and Lexent, Inc.

     Allen & Company analyzed enterprise values, calculated as equity value, plus debt, less cash, as a multiple of latest 12 months ("LTM") and of estimated calendar year 2002 sales and earnings before interest, taxes, depreciation and amortization ("EBITDA"). All multiples were based on closing stock prices on January 4, 2002. Estimated financial data for the Comparable Companies was based on publicly available research analysts' estimates. Estimated financial data for Arguss were based on (i) information received from the senior management of Arguss ("Case A"), and (ii) publicly available research analysts' estimates ("Case B"). This analysis indicated the following multiples:

                                                                              MULTIPLES   MULTIPLES OF
                                                       LOW    HIGH   MEDIAN   OF OFFER*     OFFER**
                                                       ----   ----   ------   ---------   ------------
Enterprise Value as a Multiple of:
  LTM Revenues.......................................  0.36   0.79    0.60      0.71          0.71
  Projected 2002 Revenues............................  0.36   1.30    0.66      0.82          0.83
  LTM EBITDA.........................................   4.4   12.7     5.2       7.0           7.0
  Projected 2002 EBITDA..............................   5.0    9.7     7.2       5.1           7.4

---------------

*  Case A

** Case B

     Based on the median multiples for the above ratios in Case A, this analysis indicated an equity value range for Arguss Common Stock between $3.01 per share and $10.11 per share. Based on the median multiples for the above ratios in Case B, this analysis indicated an equity value range for Arguss Common Stock between $3.01 per share and $5.48 per share. The equity value of Arguss Common Stock at the Exchange Ratio (based on Dycom Common Stock's price of $17.30 per share on January 4, 2002) is $5.77 per share, which is above the equity value range according to the Comparable Companies in Case B and within the equity value range according to the Comparable Companies in Case A.

     Mergers and Acquisitions by Comparable Companies Analysis

     Using publicly available information, Allen & Company reviewed and compared the purchase prices (including net debt) and implied transaction value multiples paid in the following ten selected transactions in the telecommunications infrastructure industry, as well as other engineering service and infrastructure transactions deemed appropriate by Allen & Company. The transactions were:

                         TARGET                                     ACQUIROR
                         ------                                     --------
Northern Line Layers.....................................  Quanta Services, Inc.
The Ryan Company.........................................  Quanta Services, Inc.
Ervin Cable Construction.................................  Dycom Industries, Inc.
AmeriLink Corporation....................................  Tandy Corporation
Dames & Moore Group......................................  URS Corporation
MYR Group, Inc. .........................................  GPU Inc.
Niels Fugal Sons Company.................................  Dycom Industries, Inc.
U.S. Communications......................................  Arguss Communications, Inc.
UTILX Corporation........................................  Infrastrux Group, Inc.
Able Telecom Holding.....................................  Bracknell Corporation

     Allen & Company compared the transaction values implied by the purchase prices in these selected transactions as multiples of LTM sales and EBITDA, and operating earnings before interest and taxes ("EBIT"), as well as the equity value of the purchase price (excluding net debt) multiple of net income. All multiples were based on financial information available at the closing date of the relevant transaction. The analysis indicated the following multiples:

                                                  LOW    HIGH   MEDIAN   MULTIPLES OF OFFER
                                                  ----   ----   ------   ------------------
Transaction Value as a Multiple of:
  LTM Revenues..................................  0.44   1.92    0.78           0.70
  LTM EBITDA....................................   4.6   11.1     8.2            6.8
  LTM EBIT......................................   5.1   21.9    10.8             NM
Equity Value as a Multiple of:
  LTM Net Income................................   6.8   28.5    15.2             NM

     Based on the range of multiples for LTM revenues and LTM EBITDA, this analysis indicated an equity value range for Arguss Common Stock between $1.76 and $23.82 per share, with a median range for Arguss Common Stock between $6.81 and $7.56 per share. The equity value of Arguss Common Stock at the Exchange Ratio (based on Dycom Common Stock's price of $17.30 per share on January 4,
2002) is $5.77 per share, which is within the equity value range and below the medians according to comparable merger and acquisition transactions.

     Since LTM EBIT was only marginally positive and LTM Net Income was negative for Arguss, a comparison based on these multiples was not meaningful.

     Transaction Premiums Analysis

     Allen & Company analyzed over 100 tender offers and exchange offers involving target companies in industry sectors including construction firms, electric, gas and water distribution firms, and telecommunication service firms, from January 1999 to date. Allen & Company did this analysis to determine premiums paid in these transactions over the applicable stock price of the target company one day, one week and four weeks prior to announcement of the acquisition offer. The premiums one day prior to announcement averaged 25.5%; the premiums one week prior to announcement averaged 30.2%; and the premiums four weeks prior to announcement averaged 38.3%. Based on closing stock prices on January 4, 2002, the premium one day before the announcement of the Offer and Merger was 30.5%; the premium one week before announcement was 47.7%; and the premium four weeks prior to announcement was 64.8%.

     Based on the range of premiums, this analysis produced equity values of Arguss Common Stock ranging from $4.84 per share to $5.55 per share. The equity value of Arguss Common Stock at the Exchange Ratio (based on Dycom Common Stock's price of $17.30 per share on January 4, 2002) is $5.77 per share, which is above the range of values according to the transaction premiums analysis.

     Historical Stock Price and Exchange Ratios

     Allen & Company compared the ratio of the Arguss Common Stock closing prices to the Dycom Common Stock closing prices, and the Exchange Ratio of 3:1 for the Offer and the Merger, for time periods ranging from January 4, 2002, to two years prior to that date. The following table summarizes the results of this analysis:

                                                          AVERAGE MARKET   MERGER EXCHANGE
                                                          EXCHANGE RATIO    RATIO PREMIUM
                                                          --------------   ---------------
As of January 4, 2002...................................       3.91             30.3%
One Week Ended January 4, 2002..........................       4.17             39.0%
One Month Ended January 4, 2002.........................       4.57             52.3%
Three Months Ended January 4, 2002......................       5.07             69.0%
Six Months Ended January 4, 2002........................       4.87             62.3%
One Year Ended January 4, 2002..........................       3.82             27.3%
Two Years Ended January 4, 2002.........................       3.27              9.0%
                                                               ----             ----
Averages:...............................................       4.24             41.3%

     Based on the range of market exchange ratios, this analysis produced values of Arguss Common Stock ranging from $3.50 per share to $5.43 per share. The equity value of Arguss Common Stock at the Exchange Ratio (based on Dycom Common Stock's price of $17.30 per share on January 4, 2002) is $5.77 per share, which is above the range of values according to the historical stock price and exchange ratios analysis.

     Discounted Cash Flow Analysis

     Allen & Company performed a discounted cash flow analysis on the projected financial information of Arguss and a combined entity consisting of Arguss and Dycom on a pro forma basis (the "Combined Entity") for the calendar years 2002 through 2006. This analysis was based upon (i) operating and financial assumptions that were determined to be reasonable by the managements of Arguss and Dycom, (ii) other information, including potential synergies and financial benefits of the Merger, provided to Allen & Company by the managements of Dycom and Arguss, and (iii) research analyst estimates for future financial performance of Dycom, as well as two cases for Arguss: (a) using Arguss management's projections through 2003 in conjunction with research analysts' projections for future periods ("Case A"); and (b) using research analysts' projections ("Case B"). Using this information, Allen & Company discounted to present value the projected stream of after-tax free cash flows (net income plus depreciation and amortization less capital expenditures and working capital changes). To estimate the residual value of Arguss and the Combined Entity at the end of the forecast period (the "Terminal Value"), Allen & Company applied a multiple of 5.2x to projected fiscal 2006 EBITDA. Allen & Company used discount rates ranging from 15% to 25% for Arguss and 10% to 20% for the Combined Entity.

     Based on these discount rates, Allen & Company calculated that the implied equity value per share of Arguss Common Stock ranges from $4.31 per share to $8.08 per share in Case A and from $3.18 per share to $6.34 per share in Case B. Based on the Exchange Ratio and Case A, Allen & Company calculated that the implied equity value per share of Arguss Common Stock in the Combined Entity ranges from $6.05 per share to $8.58 per share, resulting in a range of premiums above Arguss stand-alone from 6.3% to 40.3%. Based on the Exchange Ratio and Case B, Allen & Company calculated that the implied equity value per share of Arguss Common Stock in the Combined Entity ranges from $5.91 per share to $8.35 per share, resulting in a range of premiums above Arguss stand-alone from 31.8% to 85.5%.

     Pro Forma Accretion/(Dilution) Analysis

     Allen & Company reviewed and analyzed the potential pro forma effect of the Merger on the future earnings per share ("EPS") of Dycom. For purposes of this analysis, Allen & Company analyzed information from 2002 through 2006 based upon research analyst estimates for future financial performance of Dycom, as well as two cases for Arguss: (a) using Arguss management's projections through 2003 in conjunction with research analysts' projections for later periods ("Case A"); and (b) using research analysts' projections ("Case B"). Further, based on information received from the senior management of Arguss and Dycom, Allen & Company assumed certain synergies, including cost savings and additional revenue growth potential from the Combined Entity ranging from 0% to 2% in 2002 and 2% to 4% from 2003 to 2006. The transaction was assumed to have closed on December 31, 2001 and the pro forma analysis excluded any one-time charges. This analysis resulted in the following impact on the future EPS of Dycom:

                                                                    PRO FORMA EPS
                                                           ACCRETION/(DILUTION) FOR DYCOM
                                                           -------------------------------
                          YEAR                                CASE A           CASE B
                          ----                             -------------   ---------------
2002.....................................................   18% to 45%       (9%) to 31%
2003.....................................................   41% to 63%        20% to 53%
2004.....................................................   38% to 57%        20% to 49%
2005.....................................................   35% to 53%        20% to 47%
2006.....................................................   34% to 50%        20% to 45%

     The financial forecasts that underlie this analysis are subject to substantial uncertainty, and accordingly, actual results may be substantially different.

     Miscellaneous

     Arguss selected Allen & Company as its exclusive financial advisor in connection with the Offer and the Merger based on Allen & Company's reputation, expertise and familiarity with Arguss and its business. Allen & Company is an internationally recognized investment banking firm and, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes.

     Pursuant to an engagement letter dated December 3, 2001, as supplemented and amended on January 3, 2002, Allen & Company provided financial advisory services and an opinion as to the fairness of the consideration to be received by the stockholders of Arguss in connection with the Offer and the Merger. The terms of this engagement include payment to Allen & Company of (i) a retainer fee of $100,000, (ii) the Success Fee, equal to 1% of the aggregate transaction value of the Offer and the Merger up to $100 million and 1.5% of any excess over $100 million of the aggregate transaction value of the Offer and Merger, and
(iii) a fee for the fairness opinion of $250,000; provided that the retainer fee and $150,000 of the opinion fee are creditable against the Success Fee. Arguss has also agreed to reimburse Allen & Company for its expenses incurred in performing its services. In addition, Arguss has agreed to indemnify Allen & Company and its affiliates, controlling persons, officers, agents and employees against certain liabilities and expenses, related to or arising out of Allen & Company's engagements and any related transactions.

     (c) INTENT TO TENDER

     After reasonable inquiry and to the best of Arguss' knowledge, each executive officer, and each member of the Board and each affiliate of Arguss, currently intends to tender in the Offer and prior to the expiration of the Offer all shares of Arguss Common Stock held of record or beneficially owned by such person (other than options to acquire shares of Arguss Common Stock).

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Arguss engaged Allen & Company, pursuant to the terms of an engagement letter dated December 3, 2001, as supplemented and amended on January 3, 2002, to provide financial advisory services and to render its fairness opinion in connection with the Merger. The consideration for these services is described above.

     Except as set forth above, Arguss has not, and no person acting on behalf of Arguss has, employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The current directors and certain executive officers of Arguss entered into the Stockholders' Agreement, and Arguss took certain actions with respect to Arguss stock options in connection with the Offer and the Merger, each as described under Item 3 of this Schedule 14D-9, which descriptions are incorporated herein by reference. Other than as set forth in the preceding sentence, no transactions in shares of Arguss Common Stock have been effected during the past 60 days by Arguss or, to the knowledge of Arguss, by any executive officer, member of the Board, affiliate or subsidiary of Arguss.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Schedule 14D-9, Arguss is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Arguss securities by Arguss, any subsidiary of Arguss or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Arguss or any subsidiary of Arguss, (3) any purchase, sale or transfer of a material amount of assets of Arguss or any subsidiary of Arguss, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Arguss.

     Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events or matters referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION

     (a) DYCOM'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD

     The Information Statement attached hereto as Annex A is being furnished to Arguss' stockholders pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended, in connection with the possible designation by Dycom, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Arguss' stockholders. The Information Statement is incorporated herein by reference.

     (b) DELAWARE CORPORATE LAW

     Arguss is incorporated under the laws of the State of Delaware.

     Short-form merger. Under Section 253 of the Delaware General Corporation Law ("DGCL"), if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Arguss Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer, without a vote of the stockholders of Arguss, in a short-form merger. See also the description of the short-form merger in the Prospectus (under the heading "The Offer -- The Merger"). If, however, Purchaser does not acquire at least 90% of the Arguss Common Stock pursuant to the Offer or otherwise, under Section 251 of the DGCL, a vote of the stockholders of Arguss will be required to adopt and approve the Merger Agreement. In that event, Arguss will also have to comply with the federal securities laws and regulations governing the solicitation of proxies. Among other things, Arguss will be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time will likely be required to effect the Merger.

     Appraisal rights. No appraisal rights are available in connection with the Offer. However, persons who hold Arguss Common Stock at the Effective Time may have certain rights to demand appraisal of their Arguss Common Stock under Sections 253(d) and 262(b)(3) of the DGCL, which provide that stockholders of a subsidiary corporation at least 90%-owned by its parent are entitled to appraisal rights in a short-form merger. If the statutory procedures are complied with, these rights could entitle a holder to a judicial determination of the "fair value" of the Arguss Common Stock at the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), to be paid in cash, in lieu of the consideration paid in the Merger. The value so determined could be more than, less than or the same as the value paid in the Merger. A description of appraisal rights is incorporated herein by reference to the section of the Prospectus entitled "The Offer -- Appraisal Rights" and to Annex D of the Prospectus.

     APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. IF APPRAISAL RIGHTS BECOME AVAILABLE IN CONNECTION WITH THE MERGER, HOLDERS OF ARGUSS COMMON STOCK WILL RECEIVE ADDITIONAL INFORMATION CONCERNING THEIR APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN ORDER TO PERFECT THEM BEFORE ANY ACTION HAS TO BE TAKEN IN CONNECTION WITH THOSE RIGHTS.

     Anti-takeover statute. In general, Section 203 of the DGCL restricts a Delaware corporation such as Arguss from engaging in a "business combination" (defined to include mergers and other transactions) with an "interested stockholder" (defined to include any individual or entity that owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for three years following the time that the stockholder became an interested stockholder unless, prior to that time, the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder. Section 203 does not apply to the Offer or the Merger because the Board has approved the Merger Agreement and the transactions contemplated thereby.

     (c) REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE OFFER

     Except as set forth in this Schedule 14D-9 and in the Merger Agreement, Arguss is not aware of any licenses or regulatory permits that appear to be material to the business of Arguss and its subsidiaries, taken as a whole, and that might be adversely affected by the acquisition of the Arguss Common Stock in the Offer. In addition, except as set forth in this Schedule 14D-9, Arguss is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for the acquisition or ownership of Arguss Common Stock. Should any approval or other action be required, Dycom and Arguss expect to seek that approval or action; however, Arguss cannot be certain that Arguss and Dycom would be able to obtain the approval or action required without the imposition of substantial conditions, that adverse consequences might not result to the businesses of Arguss or its subsidiaries, or that parts of the businesses of Arguss or Dycom, or any of their respective subsidiaries, might not have to be disposed of or held separate in order to obtain the required approval or action. In that event, Dycom and Purchaser may not be required to purchase any of the Arguss Common Stock in the Offer.

     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations thereunder (collectively, the "HSR Act") that have been promulgated by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless (1) certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice ("Antitrust Division"), and (2) the applicable waiting period has expired or been terminated. The acquisition of Arguss Common Stock pursuant to the Offer is subject to these requirements. Dycom and Arguss made the notifications required under the HSR Act to the FTC and the Antitrust Division on January 16, 2002 and January 17, 2002, respectively, with respect to the Offer and the Merger.

     Under the provisions of the HSR Act applicable to the Offer, the tender of Arguss Common Stock pursuant to the Offer may not be accepted for exchange until the expiration of a 30-calendar-day waiting period following the filing by Dycom. Accordingly, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on February 15, 2002, unless the FTC or the Antitrust Division (1) requests additional information and documentary material, or (2) terminates the waiting period before that time. If, within the 30-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information and documentary material from Dycom, the waiting period would be extended for an additional 30 calendar days following substantial compliance by Dycom with the request. The HSR Act authorizes only one extension of the waiting period in connection with a request for additional information. Thereafter, the consummation of the transactions contemplated by the Merger Agreement could be enjoined preliminarily or permanently by court order on antitrust or competition grounds, or temporarily by the consent of Arguss and Dycom pursuant to a court challenge by a government antitrust authority or private parties.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Arguss Common Stock by Purchaser pursuant to the Offer. At any time during or after the statutory waiting periods and before or after the completion of the Offer, either of the FTC or the Antitrust Division could take any action under the antitrust laws that it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Arguss Common Stock pursuant to the Offer or seeking the divestiture of substantial assets of Dycom, its subsidiaries, and/or Arguss. Private parties and state attorneys general may also bring actions under federal or state antitrust laws depending on the circumstances. Although Arguss and Dycom believe that neither the Offer nor the Merger raises concerns under antitrust or competition laws, there can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds will not be made, or if a challenge is made, that Arguss and Dycom would prevail.

     (d) LEGAL PROCEEDINGS

     On November 30, 2001, Mr. Ronald D. Pierce, a holder of approximately 8.5% of the outstanding Arguss Common Stock, and Mr. Kenneth R. Olsen, a holder of approximately 0.09% of the outstanding Arguss Common Stock, filed a preliminary consent statement with the Commission, seeking consent of Arguss' stockholders to remove and replace all directors of Arguss and revoke certain amendments to Arguss' bylaws. On January 12, 2002, Arguss entered into a settlement agreement and release with Messrs. Pierce and Olsen, which provides, among other things, that (1) Messrs. Pierce and Olsen will terminate the consent solicitation (which provision remains in effect unless certain events occur), (2) Arguss will pay Mr. Pierce $500,000 as a partial reimbursement for expenses incurred in connection with the consent solicitation and related legal proceedings and (3) Messrs. Pierce and Olsen release Arguss from all claims arising from the consent solicitation, the Merger and related transactions, and Arguss releases Messrs. Pierce and Olsen from all claims arising from the consent solicitation and related transactions. Dycom has agreed that, under certain circumstances, it will reimburse Arguss for the $500,000 paid to Mr. Pierce pursuant to clause (2) of the immediately preceding sentence. The foregoing summary of the settlement agreement is qualified in its entirety by reference to the settlement agreement, which is included herewith as Exhibit (e)(10) and is incorporated herein by reference.

     (e) INCORPORATION BY REFERENCE

     The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

    EXHIBIT
    NUMBER                               DESCRIPTION
    -------                              -----------
(a)(1)(i)        Prospectus, dated January 23, 2002 (incorporated by
                 reference to the preliminary prospectus included in the
                 Registration Statement on Form S-4 filed by Dycom
                 Industries, Inc. with the Securities and Exchange Commission on January 23, 2002).*
(a)(1)(ii)       Form of Letter of Transmittal (incorporated by reference to
                 Exhibit 99.5 of Dycom Industries, Inc.'s Registration
                 Statement on Form S-4 filed with the Securities and Exchange
                 Commission, as filed on January 23, 2002).
(a)(2)(i)        Letter to Stockholders of Arguss Communications, Inc., dated
                 January 23, 2002.*
(a)(2)(ii)       Opinion of Allen & Company Incorporated, dated January 7,
                 2002 (included as Annex B hereto).*
(a)(2)(iii)      Joint Press Release issued by Arguss Communications, Inc.
                 and Dycom Industries, Inc. on January 7, 2002 (incorporated by reference to Exhibit 99.1 of the Form 8-K of Arguss
                 Communications, Inc. filed on January 8, 2002).
(a)(2)(iv)       Joint Press Release issued by Dycom Industries, Inc. and
                 Arguss Communications, Inc. on January 7, 2002 (incorporated by reference to Exhibit 99.1 of the Form 8-K of Dycom
                 Industries, Inc. filed on January 7, 2002).
(e)(1)           Merger Agreement, dated as of January 7, 2002, among Arguss
                 Communications, Inc., Troy Acquisition Corp. and Dycom
                 Industries, Inc. (incorporated by reference to Annex A to
                 the Prospectus forming part of Dycom Industries, Inc.'s
                 Registration Statement on Form S-4 filed with the Securities and Exchange Commission on January 23, 2002).
(e)(2)           Confidentiality Agreement, dated as of December 11, 2001,
                 between Arguss Communications, Inc. and Dycom Industries,
                 Inc. (incorporated by reference to Exhibit 99.2 to the
                 Registration Statement on Form S-4 filed by Dycom
                 Industries, Inc. with the Securities and Exchange Commission on January 23, 2002).
(e)(3)           Information Statement of Arguss Communications, Inc., dated
                 January 23, 2002 (included as Annex A hereto).*
(e)(4)           Stockholders' Agreement, dated as of January 7, 2002, among
                 Dycom Industries, Inc., Troy Acquisition Corp., Arguss
                 Communications, Inc. and the stockholders listed therein
                 (incorporated by reference to Annex B to the preliminary
                 prospectus included in the Registration Statement on Form
                 S-4 filed by Dycom Industries, Inc. with the Securities and
                 Exchange Commission on January 23, 2002).
(e)(5)(i)        Rights Agreement, dated as of November 7, 2001, between
                 Arguss Communications, Inc. and Continental Stock Transfer &
                 Trust Company (incorporated by reference to the Form 8-K of
                 Arguss Communications, Inc. filed on December 3, 2001).
(e)(5)(ii)       First Amendment to Rights Agreement, dated as of January 7,
                 2002, between Arguss Communications, Inc. and Continental
                 Stock Transfer & Trust Company (incorporated by reference to the Form 8-K of Arguss Communications, Inc. filed on January
                 7, 2002).
(e)(6)           Employment Agreement, dated as of November 7, 2001, by and between Arguss Communications, Inc. and Rainer H.
                 Bosselmann.
(e)(7)           Employment Agreement, dated as of November 7, 2001, by and between Arguss Communications, Inc. and H. Haywood Miller
                 III.
(e)(8)           Employment Agreement, dated as of November 7, 2001, by and between Arguss Communications, Inc. and Arthur F. Trudel.
(e)(9)           Letter, dated December 3, 2001, between Arguss
                 Communications, Inc. and Allen & Company, Incorporated, and
                 Amendment thereto, dated January 3, 2002.

    EXHIBIT
    NUMBER                               DESCRIPTION
    -------                              -----------
(e)(10)          Settlement Agreement and Release, dated January 12, 2002,
                 between Arguss Communications, Inc. and Ronald D. Pierce and
                 Kenneth D. Olsen (incorporated by reference to the Form 8-K of Arguss Communications, Inc. filed on January 16, 2002).
(g)              None.
ANNEX A          Information Statement Pursuant to Rule 14f-1
ANNEX B          Opinion of Allen & Company Incorporated

---------------

* included with the Schedule 14D-9 being mailed to stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:       /s/Rainer H. Bosselmann
                                            ------------------------------------
                                                    Rainer H. Bosselmann
                                            Chairman and Chief Executive Officer

Dated: January 23, 2002

                                                                         ANNEX A

                          ARGUSS COMMUNICATIONS, INC.
                          ONE CHURCH STREET, SUITE 302
                           ROCKVILLE, MARYLAND 20850

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                                JANUARY 23, 2002

                                    GENERAL

BACKGROUND INFORMATION

     This information statement ("Information Statement") is being mailed on or about January 23, 2002 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") of Arguss Communications, Inc., a Delaware corporation ("Arguss"), to stockholders of record of Arguss.

     You are receiving this Information Statement in connection with the possible election of persons designated (the "Dycom Designees") by Dycom Industries, Inc., a Florida corporation ("Dycom"), to a majority of the seats on the Board of Directors of Arguss (the "Arguss Board"). There will be no vote or other action by stockholders of Arguss in connection with this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     This Information Statement is being furnished in connection with an Agreement and Plan of Merger, dated as of January 7, 2002 (the "Merger Agreement"), among Dycom, Troy Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Dycom ("Purchaser"), and Arguss, in accordance with the terms and subject to the conditions of which Purchaser has commenced an offer to exchange each share of common stock, par value $.01 per share, of Arguss and the associated right to purchase preferred stock (together, the "Arguss Common Stock"), for 0.3333 shares (the "Exchange Ratio") of common stock, par value $0.33 1/3 per share, of Dycom and the associated preferred share purchase right (together, the "Dycom Common Stock"), and subsequent to the consummation of the exchange offer, Purchaser will be merged with and into Arguss (the "Merger"). The terms and conditions of the exchange offer are set forth in the prospectus relating to the exchange offer, dated January 23, 2002, filed by Dycom (as may be amended or supplemented, the "Prospectus") and the related letter of transmittal (as may be supplemented, the "Letter of Transmittal"), which together constitute the exchange offer (the "Offer").

     The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached as Annex A, which was filed by Arguss with the Securities and Exchange Commission (the "Commission") on the date hereof and which is being mailed to stockholders of Arguss along with this Information Statement. Copies of the Prospectus and Letter of Transmittal are also being mailed to stockholders of Arguss and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO"), filed by Dycom and Purchaser with the Commission on the date hereof.

     The Merger Agreement provides that, effective upon the acceptance for exchange of any shares of Arguss Common Stock pursuant to the Offer, Dycom will have the right to designate for election to the Arguss Board the Dycom Designees and Arguss will take all action necessary to cause the Dycom Designees to be elected or appointed to the Arguss Board. If, however, the Merger Agreement is terminated or if Purchaser does not accept any shares of Arguss Common Stock tendered for exchange, then Dycom will not have any right to designate directors for election to the Arguss Board. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Arguss Common Stock (other than treasury shares and shares of Arguss Common Stock that are owned by Dycom, Purchaser or any subsidiary of Dycom and shares of Arguss Common Stock in respect of which appraisal rights, if any, have been properly perfected) will be converted into the right to receive the same number of shares of Dycom Common Stock as is exchanged per share of Arguss Common Stock in the Offer.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The Information Statement supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Dycom, Purchaser or the Dycom Designees has been provided by Dycom. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on Wednesday, January 23, 2002. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, February 20, 2002, unless it is extended by Purchaser in accordance with the terms and conditions of the Merger Agreement.

THE DYCOM DESIGNEES

     The Merger Agreement provides that, upon the acceptance for exchange by Purchaser of any shares of Arguss Common Stock pursuant to the Offer, Dycom will be entitled to designate the number of directors, rounded up to the next whole number, on the Arguss Board that equals the product of (i) the total number of directors on the Arguss Board (giving effect to election of any additional directors pursuant to this provision) and (ii) the percentage that the number of shares of Arguss Common Stock beneficially owned by Dycom and/or Purchaser (including shares of Arguss Common Stock accepted for exchange) bears to the total number of shares of Arguss Common Stock outstanding, and Arguss will take all action necessary to cause the Dycom Designees to be elected or appointed to the Arguss Board, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, Arguss will also use its best efforts to cause the Dycom Designees to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Arguss Board and (ii) each board of directors of each subsidiary of Arguss identified by Dycom (and each committee thereof) that represents the same percentage as such individuals represent on the Arguss Board, in each case only to the extent permitted by applicable law.

     Notwithstanding the above, the Merger Agreement provides that the parties will use their respective best efforts to ensure that at least two of the members of the Arguss Board shall, at all times prior to the Effective Time, be directors of Arguss who were directors of Arguss on January 7, 2002 (the "Continuing Directors"). If there are in office fewer than two Continuing Directors for any reason prior to the Effective Time, the Arguss Board will cause a person designated by the remaining Continuing Director to fill such vacancy who will be deemed also to be a Continuing Director, or if no Continuing Directors then remain, the other directors of Arguss then in office will designate two persons to fill such vacancies who will not be officers or employees or affiliates of Arguss, Dycom or Purchaser or any of their respective subsidiaries and such persons will be deemed to be Continuing Directors for all purposes of these provisions. Following the election or appointment of the Dycom Designees and until the Effective Time, the approval of a majority of the Continuing Directors will be required to authorize any termination of the Merger Agreement by Arguss, any amendment of the Merger Agreement requiring action by the Arguss Board, any extension of time for performance of any obligation or action under the Merger Agreement by Dycom or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of Arguss and any other action of Arguss under the Merger Agreement that adversely affects the holders of shares of Arguss Common Stock (other than Dycom or Purchaser) in any respect.

     The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the surviving corporation at the Effective Time, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

     Dycom has informed Arguss that it will choose the Dycom Designees to the Arguss Board from the directors and executive officers of Dycom and/or Purchaser listed in Schedule I to the Prospectus, a copy of which is being mailed to each stockholder of Arguss. Dycom has informed Arguss that each of the directors and executive officers listed in Schedule I to the Prospectus has consented to act as a director of Arguss, if so designated. The information on Schedule I to the Prospectus is incorporated herein by reference. The name, address, principal occupation or employment and five-year employment history for each such person is set forth in Schedule I to the Prospectus.

     Based solely on the information set forth in the Prospectus and the Schedule TO, and except as described therein or in this Information Statement, none of the Dycom Designees (1) is currently a director of, or holds any position with, Arguss, (2) has a familial relationship with any directors or executive officers of Arguss, (3) to the best knowledge of Arguss, beneficially owns any securities (or any rights to acquire any securities) of Arguss or (4) has, to the best of Dycom's or Purchaser's knowledge, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Arguss has been advised by Dycom that, to the best of Dycom's knowledge, none of the Dycom Designees has been involved in any transaction with Arguss or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, other than with respect to transactions between Dycom and Arguss that have been described in the Prospectus, which is a part of the registration statement on Form S-4 filed by Dycom with the Commission on January 23, 2002, or in the Schedule 14D-9.

     It is expected that the Dycom Designees may assume office following the acceptance for payment by Purchaser of shares of Arguss Common Stock pursuant to the Offer, which cannot be earlier than February 20, 2002.

CERTAIN INFORMATION CONCERNING ARGUSS

     The Arguss Common Stock is Arguss' only class of voting securities outstanding that would be entitled to vote for directors at a stockholders' meeting, if one were to be held. Each share of Arguss Common Stock is entitled to one vote. As of January 22, 2002, there were 14,519,944 shares of Arguss Common Stock issued and outstanding.

THE STOCKHOLDERS' AGREEMENT

     As an inducement for Dycom and Purchaser to enter into the Merger Agreement, concurrently with the signing of the Merger Agreement, the current directors and certain executive officers of Arguss entered into a stockholders' agreement with Dycom, Purchaser and Arguss. These directors and officers are:
Rainer H. Bosselmann, DeSoto S. Jordan, Jr., Daniel A. Levinson, Richard S. Perkins, Jr., James W. Quinn, Peter L. Winslow and H. Haywood Miller III. A summary of the terms of the stockholders' agreement is incorporated herein by reference to the section of the Prospectus entitled "The Stockholders' Agreement." The Prospectus is being mailed to stockholders together with this Information Statement and is incorporated herein by reference to Exhibit
(a)(1)(i) to the Schedule 14D-9. Such summary is qualified in its entirety by reference to the Stockholders' Agreement, which is incorporated herein by reference to Exhibit (e)(4) to the Schedule 14D-9.

                      INFORMATION CONCERNING DIRECTORS AND
                          EXECUTIVE OFFICERS OF ARGUSS

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information about the current directors and executive officers of Arguss.

NAME                                        AGE                    POSITION
----                                        ---                    --------
Rainer H. Bosselmann......................  58    Chairman of the Board, Chief Executive
                                                  Officer, President and Director
DeSoto S. Jordan, Jr. ....................  57    Director
Daniel A. Levinson........................  40    Director
Richard S. Perkins, Jr. ..................  65    Director
James W. Quinn............................  44    Director
Peter L. Winslow..........................  71    Director
H. Haywood Miller III.....................  42    Executive Vice President and Secretary
Arthur F. Trudel, Jr. ....................  52    Chief Financial Officer and Treasurer

     Rainer H. Bosselmann. Mr. Bosselmann has been Chairman of the Board, Chief Executive Officer and a director of Arguss since October 1996, and President of Arguss since May 1997. Since 1996, Mr. Bosselmann has served as a principal with Holding Capital Group, Inc., a firm engaged in mid-market acquisitions and investments. From 1991 through 1995, Mr. Bosselmann served as the President of Jupiter National, Inc. ("Jupiter National"), a business development company traded on the American Stock Exchange.

     DeSoto S. Jordan, Jr. Mr. Jordan has served as a director of Arguss since August 1999. Mr. Jordan has been Chairman of Afton Holdings, LLC, a private equity firm, since 2000. Mr. Jordan was a co-founder of Perot Systems Corporation and served as an officer from 1988 to 1999.

     Daniel A. Levinson. Mr. Levinson has served as a director of Arguss since May 2000. Mr. Levinson is founder and has been managing partner of Colt Capital Group, a niche sponsor of private equity transactions, since 1997. From 1988 to 1997, Mr. Levinson was one of the principals of Holding Capital Group.

     Richard S. Perkins, Jr. Mr. Perkins has served as a director of Arguss since September 1993. Since 1988, Mr. Perkins has served as a money manager at Reynders, Gray & Company, Boston.

     James W. Quinn. Mr. Quinn has served as a director of Arguss since August 1999. Mr. Quinn currently is Vice President and Director of Allen & Company Incorporated ("Allen & Company"), an investment banking firm. Since 1982, Mr. Quinn has served in various capacities at Allen & Company, including head of the corporate syndicate department and Chief Financial Officer.

     Peter L. Winslow. Mr. Winslow has served as a director of Arguss since December 1996. Since 1999, Mr. Winslow has been President and Chairman of Fin-Net, a financial networking company. From 1992 to 1999, he served as President and Chairman of Winslow, Evans & Crocker, Inc., a brokerage and financial services company, where he presently serves as Chairman and Executive Vice President. Mr. Winslow was also a director of Jupiter National from 1991 to 1996.

     H. Haywood Miller III. Mr. Miller has served as Executive Vice President of Arguss since February 1997 and Secretary of Arguss since May 1997. From 1990 to 1997, Mr. Miller was general counsel and portfolio manager of Jupiter National.

     Arthur F. Trudel, Jr. Mr. Trudel has served as Chief Financial Officer of Arguss since March 1997 and Treasurer of Arguss since May 1997. From October 1988 to March 1997, Mr. Trudel was Senior Vice President and Chief Financial Officer of JHM Capital Corporation.

TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

     The directors of Arguss are elected annually and hold office until the next annual meeting of stockholders and until their successors have been elected and shall have been qualified or until the earlier of their death, resignation or removal from office. Vacancies and newly created directorships resulting from any increase in the number of authorized directors may be filled by a majority vote of the directors then in office.

     The executive officers of Arguss are appointed by the Arguss Board and hold office until their successors are chosen and qualified or until the earlier of their death, resignation or removal from office.

COMMITTEES OF THE ARGUSS BOARD

     The Arguss Board has established an Audit Committee, the members of which are Messrs. Jordan, Levinson, and Quinn; a Compensation Committee, the members of which are Messrs. Perkins, Quinn and Winslow; and an Executive Committee, the members of which are Messrs. Bosselmann, Jordan and Winslow. The Arguss Board has not established a Nominating Committee.

     Audit Committee. The functions of the Audit Committee are to recommend annually to the Arguss Board the appointment of the independent certified public accountants for Arguss, discuss and review the scope and the fees of the prospective annual audit and review the results thereof with the independent certified public accountants, review and approve nonaudit services of the independent certified public accountants, review compliance with existing major accounting and financial policies of Arguss, review the adequacy of the financial organization of Arguss, and review management's procedures and policies relative to the adequacy of Arguss' internal accounting controls and compliance with federal and state laws relating to accounting practices.

     Compensation Committee. The functions of the Compensation Committee are to review and determine the appropriateness of the compensation arrangements of the executive officers of Arguss in light of such factors as individual and company performance, compensation of executive officers of companies in similar industries and of comparable size and general economic conditions.

     Executive Committee. The Executive Committee has been authorized to act on behalf of the full Arguss Board in instances where the convening of the entire Arguss Board is impractical or when the matter at issue is considered not to require consideration of the full Arguss Board.

MEETINGS OF THE ARGUSS BOARD AND COMMITTEES

     During 2001, the Arguss Board held six meetings. Four meetings of the Audit Committee and one meeting of the Compensation Committee were also held in 2001. The Executive Committee did not meet during 2001. During 2001, each director of Arguss attended at least 75% of the aggregate of (1) the total number of Arguss Board meetings held during the period for which he was a director and (2) the total number of meetings held by all committees of the Arguss Board on which he served during the periods that he served.

REPORT OF THE AUDIT COMMITTEE

     The Audit Committee of the Arguss Board is composed of three non-employee directors. The Arguss Board has made a determination that the members of the Audit Committee satisfy the requirements of the New York Stock Exchange as to independence, financial literacy and experience. The responsibilities of the Audit Committee are set forth in the Charter of the Audit Committee, which was adopted by the Arguss Board on May 18, 2000. The Audit Committee, among other matters, is responsible for the annual recommendation of the independent accountants to be appointed by the Arguss Board as the auditors of Arguss and its subsidiaries, and reviews the arrangements for and the results of the auditors' examination of Arguss' books and records, auditors' compensation, internal accounting control procedures, and activities and recommendations of Arguss' internal auditors. It also reviews Arguss' accounting policies, control systems and compliance activities. The Audit Committee also reviews the Charter of the Audit Committee. This is a report on the Audit Committee's activities relating to fiscal year 2000.

  REVIEW OF AUDITED FINANCIAL STATEMENTS WITH MANAGEMENT

     The Audit Committee reviewed and discussed the audited financial statements with the management of the Company.

  REVIEW OF FINANCIAL STATEMENTS AND OTHER MATTERS WITH INDEPENDENT ACCOUNTANT

     The Audit Committee discussed with KPMG LLP the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU
Section 380), as may be modified or supplemented. The Audit Committee has received the written disclosures and the letter from KPMG LLP required by Independence Standards Board No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), and has discussed with KPMG LLP its independence.

  RECOMMENDATION THAT FINANCIAL STATEMENTS BE INCLUDED IN ANNUAL REPORT

     Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission.

  OTHER MATTERS

     In accordance with the rules of the Securities and Exchange Commission, the foregoing information which is required by paragraphs (a) and (b) of Regulation S-K Item 306, shall not be deemed to be "soliciting material," or to be "filed" with the Commission or subject to the Commission's Regulation 14A, other than as provided in that Item, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

                                          February 22, 2001

                                          DeSoto S. Jordan, Jr.
                                          Daniel A. Levinson
                                          James W. Quinn

     The Charter of the Audit Committee was filed as an appendix to the definitive proxy materials filed by Arguss with the Commission on March 28, 2001.

DIRECTORS' COMPENSATION

     Each non-employee director of Arguss is entitled to receive $1,000 for each in-person meeting of the Arguss Board attended plus expenses, and $500 for each telephonic meeting. Mr. Bosselmann receives no compensation for his services as a director. The directors each receive $500 as compensation for attending committee meetings that are held separately from scheduled Arguss Board meetings.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with regard to the beneficial ownership of Arguss Common Stock as of the date of this Information Statement, by (i) each stockholder who is known by Arguss to beneficially own in excess of 5% of the outstanding Arguss Common Stock, (ii) each director, (iii) Arguss' Chief Executive Officer and the other two executive officers named in the summary compensation table below and (iv) all directors and executive officers as a group.

                                                           NUMBER OF SHARES OF   PERCENT OF
                                                              COMMON STOCK         COMMON
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                    BENEFICIALLY OWNED     STOCK(2)
---------------------------------------                    -------------------   ----------
Rainer H. Bosselmann.....................................          914,970(3)        6.2%
DeSoto S. Jordan, Jr. ...................................           15,000(4)          *
Daniel A. Levinson.......................................          130,000(5)          *
Richard S. Perkins, Jr. .................................           66,000(6)          *
James W. Quinn...........................................           16,000(7)          *
Peter L. Winslow.........................................           55,967(8)          *
Ronald D. Pierce.........................................        1,232,850(9)        8.5%
H. Haywood Miller III....................................          323,404(10)       2.2%
Arthur F. Trudel.........................................          220,500(11)       1.5%
Dycom/Purchaser..........................................          972,839(12)       6.7%
All directors and executive officers as a group (8
  persons)...............................................        1,741,841(13)      11.9%

---------------
  *  Less than one percent (1%)

 (1) The business address for Messrs. Bosselmann, Jordan, Levinson, Perkins, Quinn, Winslow, Miller and Trudel is c/o Arguss Communications, Inc., One Church Street, Suite 302, Rockville, Maryland 20850. The business address for Mr. Pierce is 33751 Blessington Lane, San Juan Capistrano, California 92675. The business address for Dycom and Purchaser is 4440 PGA Boulevard, Suite 500, Palm Beach Gardens, Florida 33410.

 (2) Pursuant to the rules of the Commission, shares of Arguss Common Stock that an individual or group has a right to acquire within sixty days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of that individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

 (3) Includes options to purchase 120,000 shares of Arguss Common Stock held by Mr. Bosselmann that are presently exercisable and options to purchase 50,000 shares of Arguss Common Stock that will become exercisable upon consummation of the Offer.

 (4) Represents options to purchase 15,000 shares of Arguss Common Stock held by Mr. Jordan that are presently exercisable.

 (5) Includes options to purchase 10,000 shares of Arguss Common Stock held by Mr. Levinson that are presently exercisable.

 (6) Includes options to purchase 15,000 shares of Arguss Common Stock held by Mr. Perkins that are presently exercisable and 37,000 shares of Arguss Common Stock held of record by Mr. Perkins' wife, in which Mr. Perkins disclaims any beneficial interest.

 (7) Includes options to purchase 15,000 shares of Arguss Common Stock held by Mr. Quinn that are presently exercisable.

 (8) Includes options to purchase 15,000 shares of Arguss Common Stock held by Mr. Winslow that are presently exercisable and 1,502 shares of Arguss Common Stock held of record by Mr. Winslow's spouse, in which Mr. Winslow disclaims any beneficial interest.

 (9) Based solely on information that Mr. Pierce furnished in Amendment No. 6 to
     Schedule 13D, which was filed with the Commission on January 22, 2002.

(10) Includes options to purchase 220,000 shares of Arguss Common Stock held by Mr. Miller that are presently exercisable, options to purchase 50,000 shares of Arguss Common Stock that will become exercisable upon consummation of the Offer, and 70 shares of Arguss Common Stock owned by Mr. Miller's minor children.

(11) Includes options to purchase 170,000 shares of Arguss Common Stock held by Mr. Trudel that are presently exercisable and options to purchase 50,000 shares of Arguss Common Stock that will become exercisable upon consummation of the Offer.

(12) As reported on a Schedule 13D filed by Dycom and Purchaser on January 17, 2002. The shares reported for Dycom include shares reported for Purchaser and vice versa. The Schedule 13D states that Dycom and Purchaser may be deemed to be beneficial owners of, and have shared voting power with respect to, 972,839 issued and outstanding shares of Arguss Common Stock, listed in this table as also being beneficially owned by Messrs. Bosselmann, Jordan, Levinson, Perkins, Quinn, Winslow and Miller, pursuant to the Stockholders' Agreement, which was executed by these persons, Arguss, Dycom and Purchaser, and for the limited purposes described therein. In addition, pursuant to the Stockholders' Agreement, shares of Arguss Common Stock acquired by these persons after the date of the Stockholders' Agreement, including shares acquired upon exercise of options to purchase shares of Arguss Common Stock, will be subject to the Stockholders' Agreement. The Stockholders' Agreement is filed as Exhibit
     (e)(4) to the Schedule 14D-9.

(13) See footnotes (3) through (8), (10) and (11).

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires Arguss' officers and directors, and persons who own more than 10% of the Arguss Common Stock, to file reports of ownership and changes in ownership with the Commission. Officers, directors and greater than 10% stockholders are required by the Commission to furnish Arguss with copies of all Section 16(a) forms that they file.

     Based solely on its review of the copies of such forms received by it, Arguss believes that during 2001 its officers, directors and stockholders holding greater than 10% of the outstanding shares of Arguss Common Stock complied with all filing requirements applicable to them.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following summary compensation table sets forth the cash compensation and certain other components of the compensation of Rainer H. Bosselmann, the Chief Executive Officer of Arguss, and the other most highly compensated executive officers of Arguss in 2001.

                                                                            LONG TERM
                                                                           COMPENSATION
                                                                              AWARDS
                                                                           ------------
                                                 ANNUAL COMPENSATION        SECURITIES
                                              --------------------------    UNDERLYING
NAME AND PRINCIPAL POSITION                   YEAR    SALARY     BONUS       OPTIONS
---------------------------                   ----   --------   --------   ------------
Rainer H. Bosselmann........................  2001   $172,500   $100,000      50,000
  Chairman of the Board and                   2000   $150,000   $100,000      50,000
  Chief Executive Officer                     1999   $150,000   $100,000      20,000
H. Haywood Miller III.......................  2001   $142,500   $100,000      50,000
  Executive Vice President                    2000   $120,000   $100,000      50,000
  and Secretary                               1999   $120,000   $100,000      40,000
Arthur F. Trudel, Jr. ......................  2001   $142,500   $100,000      50,000
  Chief Financial Officer and                 2000   $120,000   $100,000      50,000
  Treasurer                                   1999   $120,000   $100,000      40,000

OPTION GRANTS IN LAST YEAR

     The following table sets forth information regarding options granted in the year ended December 31, 2001 to the executive officers named in the summary compensation table above. Amounts represent the hypothetical gains that could be achieved from the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation, mandated by the rules of the Commission, of 5% and 10% compounded annually from the date the respective options were granted to their expiration date based upon the grant price.

                                            INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                        ---------------------------------------------------------      VALUE AT ASSUMED
                          NUMBER OF     PERCENT OF THE                              ANNUAL RATES OF STOCK
                         SECURITIES     TOTAL OPTIONS                               PRICE APPRECIATION FOR
                         UNDERLYING       GRANTED TO     EXERCISE OR                     OPTION TERM
                           OPTIONS       EMPLOYEES IN    BASE PRICE    EXPIRATION   ----------------------
NAME                    GRANTED(#)(1)    FISCAL YEAR       ($/SH)         DATE          5%          10%
----                    -------------   --------------   -----------   ----------   ----------   ---------
Rainer H.
  Bosselmann..........     50,000            5.5%           $6.00        8/2/06      $82,884     $183,153
H. Haywood Miller
  III.................     50,000            5.5%           $6.00        8/2/06      $82,884     $183,153
Arthur F. Trudel,
  Jr. ................     50,000            5.5%           $6.00        8/2/06      $82,884     $183,153

---------------

(1) Options vest on earlier of the date of consummation of the Offer or April 5, 2002.

AGGREGATED OPTION EXERCISES IN LAST YEAR AND YEAR-END OPTION VALUES

     The following table sets forth information with respect to the exercise of stock options by the executive officers named in the summary compensation table above during 2001, the number of unexercised stock options held by each named executive officer on December 31, 2001, and the value of the unexercised in-the-money options at that date.

                                                    NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS AT
                                                   OPTIONS AT YEAR-END(#)            YEAR-END(1)
                         ACQUIRED ON    VALUE     -------------------------   -------------------------
NAME                     EXERCISE(#)   REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                     -----------   --------   -------------------------   -------------------------
Rainer H. Bosselmann...    93,000      $252,030        120,000/50,000                      $0/$0
H. Haywood Miller
  III..................        --            --        220,000/50,000                $106,000/$0
Arthur F. Trudel,
  Jr. .................        --            --        170,000/50,000                      $0/$0

---------------

(1) The value of unexercised in-the-money options at December 31, 2001, was determined by taking the difference between the fair market value of the Arguss Common Stock on December 31, 2001, and the option exercise price, multiplied by the number of shares underlying such options at that date. The values have not been realized and may not be realized. The options have not been exercised and may never be exercised. In the event the options are exercised, their value will depend upon the fair market value underlying the Arguss Common Stock on the date of exercise.

EMPLOYMENT AGREEMENTS

     On November 7, 2001, Arguss entered into written employment agreements with each of: (1) Rainer H. Bosselmann, the Chairman, President and Chief Executive Officer of Arguss; (2) H. Haywood Miller III, Executive Vice President and Secretary of Arguss; and (3) Arthur F. Trudel, Vice President, Chief Financial Officer and Treasurer of Arguss. Messrs. Bosselmann, Trudel and Miller did not have employment agreements with Arguss prior to November 7, 2001. The employment agreements provide for an initial term of one year, beginning on November 1, 2001 and ending on November 1, 2002, and will be renewed automatically for additional one-year terms upon expiration of the initial term, unless either party to an employment agreement provides written notice to the other party of that party's intention not to renew the employment agreement at least 90 days prior to the expiration of the then-current term. Under these agreements, Mr. Bosselmann will be paid an annual salary of $180,000 and each of Messrs. Miller and Trudel will receive annual salaries of $150,000, which are the same salaries they were being paid immediately prior to the execution of these agreements. Bonuses are payable in the reasonable discretion of the Arguss Board subject to the satisfaction of reasonable performance criteria.

     The employment agreements also provide for payments to each of Messrs. Bosselmann, Miller and Trudel in the event of a change in control of Arguss. Under the terms of the employment agreements, a change in control will occur upon consummation of the Offer. If Messrs. Bosselmann, Miller and Trudel do not agree to separate employment agreements with Arguss within 90 days following a change in control, each is entitled to receive a lump-sum payment, in an amount equal to two times his annual salary at the time the change in control occurs, to be paid within the greater of 30 days after the change in control or ten days after notification to Arguss of the intention to decline further employment with Arguss. Each of Messrs. Bosselmann, Miller and Trudel is also entitled to the continuation of all benefits, including executive fringe benefits, medical and health coverage, and life insurance and long term disability coverage, for a period of 12 months from the date of the change in control. The foregoing summary of the employment agreements is qualified in its entirety by reference to the employment agreements, which are incorporated herein by reference to Exhibits (e)(6), (e)(7) and (e)(8) to the Schedule 14D-9.

REPORT OF COMPENSATION COMMITTEE

     The Compensation Committee of the Arguss Board administers the compensation of the executive officers of Arguss. During 2001, the Compensation Committee was composed of three directors who were not employed by Arguss. The Compensation Committee's recommendations are subject to approval by the full Arguss Board. The following report is submitted by the Compensation Committee regarding compensation paid during 2001.

     The compensation program of Arguss is designed to allow Arguss to attract, motivate, and reasonably reward professional personnel who will effectively manage the assets of Arguss and generate value over time for its shareholders. In recent years, the compensation mix has reflected a balance between an annual salary, incentive compensation and stock options.

     Salaries for all executive officers were established based on the individual's performance and general market conditions. Salary levels are intended to recognize the challenge of different positions, taking into consideration the type of activity of the position, the responsibility associated with the job and the relative size of the operation.

     In addition to paying a base salary, Arguss in recent years has provided for incentive compensation that is tied to overall performance with a heavy emphasis on profitability. Individual awards are recommended by senior management for consideration and approval by the Compensation Committee.

     The Compensation Committee at various times awards stock options to certain executive officers of Arguss in order to recognize their contribution and to further encourage them to focus on the long-term profitability of Arguss. The size of individual stock option grants are related to an individual's performance and the individual's level or responsibility within the organization. The Compensation Committee's objective is to further encourage persons receiving stock options to think and act in a way to maximize the long-term value of the stock and increase stockholder value. Options are granted pursuant to Arguss' incentive stock option plan. The exercise price of options when granted equals the market price of the stock on the date of grant. Employees' options vest over a one-year period and have a term of five to ten years. Directors' options vest over a one-year period and have a term of five years.

                                          Peter L. Winslow, Chairman
                                          Richard S. Perkins, Jr.
                                          James W. Quinn

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists solely of non-employee directors. There are no interlocking arrangements involving service by any executive officer on the compensation committee of another entity and an executive officer of such other entity on Arguss' Compensation Committee.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

LOAN TO EXECUTIVE OFFICER

     On May 1, 2001, Mr. Bosselmann received an interest-free loan from Arguss in the amount of $279,000 to be used for the exercise of options that were about to expire, enabling Mr. Bosselmann to exercise options to purchase 93,000 shares of Arguss Common Stock. On January 7, 2002, Mr. Bosselmann agreed to repay the entire amount of the loan upon the payment to him of certain termination payments owing pursuant to his employment agreement. If the amount received as a termination payment or payments from Arguss is insufficient to repay the amount of the loan, Mr. Bosselmann will repay to Arguss the amount of the shortfall.

FINANCIAL ADVISOR

     Pursuant to an engagement letter dated December 3, 2001, as supplemented and amended on January 3, 2002, Arguss engaged Allen & Company, an investment banking firm, to provide financial advisory services and an opinion as to the fairness of the consideration to be received by the stockholders of Arguss in connection with the Offer and the Merger. James W. Quinn, a member of the Arguss Board, is Vice President and a director of Allen & Company. The terms of this engagement include payment to Allen & Company of (i) a retainer fee of $100,000,
(ii) a fee upon successful completion of a transaction equal to 1% of the aggregate transaction value of a transaction up to $100 million and 1.5% of any excess over $100 million of the aggregate transaction value of a transaction (the "Success Fee"), and (iii) a fee for the fairness opinion of $250,000; provided that the retainer fee and $150,000 of the opinion fee are creditable against the Success Fee. The Success Fee is payable upon the occurrence of a change in control of Arguss. A change in control occurs for purposes of the amended agreement when anyone acquires beneficial ownership of more than 50% of the total voting power of the outstanding Arguss Common Stock in connection with a business transaction, or when the individuals who comprised the Arguss Board on January 3, 2002 cease to constitute a majority of the Arguss Board. Arguss has also agreed to reimburse Allen & Company for its expenses incurred in performing its services. In addition, Arguss has agreed to indemnify Allen & Company and its affiliates, controlling persons, officers, agents and employees against certain liabilities and expenses, related to or arising out of Allen & Company's engagements and any related transactions. The foregoing summary of the engagement letter is qualified in its entirety by reference to the engagement letter, and the amendment thereto, which are incorporated herein by reference to Exhibit (e)(9) to the Schedule 14D-9.

ARGUSS STOCK OPTIONS

     In connection with the Offer and the Merger, the Arguss Board has accelerated, effective upon the date the Offer is consummated, non-qualified stock options to purchase 50,000 shares of Arguss Common Stock granted in the year ended December 31, 2001 to each of Messrs. Bosselmann, Miller and Trudel, executive officers of Arguss. Therefore, upon Dycom accepting for exchange the Arguss Common Stock tendered pursuant to the Offer, otherwise unvested and unexercisable options granted to Messrs. Bosselmann, Miller and Trudel will become exercisable and, upon effectiveness of the Merger, will become options to purchase Dycom Common Stock. See "Executive Compensation -- Summary Compensation Table" and "Executive Compensation -- Option Grants in Last Year."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to the Merger Agreement, the certificate of incorporation of the surviving corporation of the Merger will contain provisions with respect to indemnification that are no less favorable than those set forth in Arguss' certificate of incorporation and bylaws on January 7, 2002. These provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of individuals who were directors, officers, employees, fiduciaries or agents of Arguss at or prior to the Effective Time, unless the modification is required by law. From and after the Effective Time, Dycom will, and will cause the surviving corporation to, fulfill and honor Arguss' obligations under any indemnification agreements that Arguss has with its directors and officers as of the Effective Time and any indemnification provisions under Arguss' certificate of incorporation and bylaws as in effect on January 7, 2002.

     The surviving corporation will use its reasonable best efforts, to maintain in effect, for a period of six years after the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by Arguss with respect to matters occurring prior to the Effective Time, unless Dycom, in its sole discretion, includes the current directors and officers of Arguss under its existing directors' and officers' liability policies for not less than six years from the Effective Time or causes the surviving corporation to substitute policies of at least the same coverage and containing terms and conditions that are not materially less favorable than the current directors' and officers' liability insurance policies maintained by Arguss; provided, however, that in no event will the surviving corporation be required to expend an annual premium for this coverage in excess of 225% of the current annual premiums paid by Arguss for its insurance. Arguss' current annual premiums are approximately $113,116.

     The Merger Agreement also provides that if Arguss or the surviving corporation or any of their respective successors or assigns (1) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of the consolidation or merger or (2) transfers all or substantially all of its properties and assets to any other person, then, and in each such case, proper provision will be made so that the successors and assigns of Arguss or the surviving corporation, as the case may be, or at Dycom's option, Dycom, will assume the indemnification obligations set forth in the Merger Agreement.

THE STOCKHOLDERS' AGREEMENT

     As an inducement for Dycom and Purchaser to enter into the Merger Agreement, concurrently with the signing of the Merger Agreement, the current directors and certain executive officers of Arguss entered into a stockholders' agreement with Dycom, Purchaser and Arguss. See "The Stockholders' Agreement."

LEGAL PROCEEDINGS

     On November 30, 2001, Mr. Ronald D. Pierce, a holder of approximately 8.5% of the outstanding Arguss Common Stock, and Mr. Kenneth R. Olsen, a holder of approximately 0.09% of the outstanding Arguss Common Stock, filed a preliminary consent statement with the Commission, seeking consent of Arguss' stockholders to remove and replace all directors of Arguss and revoke certain amendments to Arguss' bylaws. On January 12, 2002, Arguss entered into a settlement agreement and release with Messrs. Pierce and Olsen, which provides, among other things, that (i) Messrs. Pierce and Olsen will terminate the consent solicitation (which provision remains in effect unless certain events occur), (ii) Arguss will pay Mr. Pierce $500,000 as a partial reimbursement for expenses incurred in connection with the consent solicitation and related legal proceedings and (iii) Messrs. Pierce and Olsen release Arguss from all claims arising from the consent solicitation, the Merger and related transactions and Arguss releases Messrs. Pierce and Olsen from all claims arising from the consent solicitation and related transactions. Dycom has agreed that, under certain circumstances, it will reimburse Arguss for the $500,000 paid to Mr. Pierce pursuant to clause
(ii) of the immediately preceding sentence. This summary of the terms of the settlement agreement is qualified in its entirety by reference to the settlement agreement, which is incorporated herein by reference to Exhibit (e)(10) to the
Schedule 14D-9.

                               PERFORMANCE GRAPH

     The following graph compares the cumulative return for the Arguss Common Stock during the five full years commencing January 1, 1997 and ending December 31, 2001, with the Standard & Poor's 500 Stock Index (the "S&P 500 Stock Index") and an index of peer companies selected by Arguss. Arguss has selected a peer group comprising Mastec, Inc., Quanta Services, Inc., International Fibercom, Inc. and Dycom (the "Peer Group"). The graph assumes $100 was invested on January 1, 1997 in the Arguss Common Stock at the December 31, 1996 closing price and assumes a $100 investment in each of the S&P 500 Stock Index and the Peer Group. The comparison assumes that all dividends are reinvested.

                                    (GRAPH)

                                                                 December 31,
                                   January 1,   -----------------------------------------------
                                      1997       1997      1998      1999      2000      2001
                                   ----------   -------   -------   -------   -------   -------
Arguss...........................   $100.00     $229.70   $297.03   $205.94   $144.55   $ 64.32
Peer Group.......................    100.00      243.57    398.10    459.28    419.35    136.23
S&P 500 Stock Index..............    100.00      131.01    165.95    198.35    178.24    154.99

                                                                         ANNEX B

                    OPINION OF ALLEN & COMPANY INCORPORATED

                                January 7, 2002

The Board of Directors
Arguss Communications, Inc.
One Church Street, Suite 302
Rockville, Maryland 20850

Members of the Board of Directors:

     We hereby confirm, as of the date hereof, our opinion as to the fairness, from a financial point of view, of the Consideration (as defined below) to be received in the Proposed Transaction (as defined below) by the stockholders of Arguss Communications, Inc. ("Arguss" or the "Company") that we presented to the Board of Directors of the Company (the "Board") at its meeting on January 4, 2002.

     We understand that Dycom Industries, Inc. ("Dycom" or the "Parent"), Merger Sub (the "Merger Sub") and the Company have entered into an Agreement and Plan of Merger, dated as of January 7, 2002 (the "Agreement"), pursuant to which (i) the Parent will cause the Merger Sub to commence a tender offer (the "Offer") to exchange all of the outstanding shares of the Company's common stock, par value $0.01 per share (the "Arguss Common Stock"), for the right to receive from Merger Sub pursuant to the Agreement one fully paid and nonassessable share of the Parent's common stock, par value $0.33 per share (the "Dycom Common Stock") for every three shares of Arguss Common Stock (the "Consideration"), and (ii) subsequent to the Offer, the Merger Sub will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation. The Offer and the Merger, taken together, are referred to as the "Proposed Transaction." The terms of the Proposed Transaction are set forth in more detail in the Agreement.

     We have been requested by the Board to render our opinion as of the date hereof (the "Opinion") with respect to the fairness, from a financial point of view, to the Company's stockholders of the Consideration to be received by such shareholders in the Proposed Transaction. We have not been requested to perform an appraisal of the Company's business or assets or to opine as to, and our Opinion does not in any manner address, the Company's underlying business decision to enter into the Agreement or to proceed with or effect the Proposed Transaction.

     The Company has consented that, for purposes of formulating the Opinion, Allen may assume (i) that the Proposed Transaction will be treated as an integrated transaction and as a tax-free reorganization for federal income tax purposes; (ii) the Proposed Transaction will be consummated in all material respects in accordance with the terms of the draft Agreement provided for our review, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party consents and approvals for the Proposed Transaction, no limitations, restrictions or conditions will be imposed that will have a material adverse effect on the Company, Dycom or the contemplated benefits of the Proposed Transaction.

     We, as part of our investment banking business, are regularly engaged in the valuation of businesses and their securities in connection with tender offers, mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee in connection with services provided in rendering our Opinion pursuant to our engagement agreement with the Company. As of the date of this letter, we and certain of our officers and affiliates are shareholders in Arguss, and James W. Quinn, a Vice President of Allen, also serves as a director of Arguss. In addition, in the ordinary course of our brokerage business, we or our affiliates may have long or short positions, for our own account or for those of our clients, in the securities of Arguss and/or Dycom.

The Board of Directors
Arguss Communications, Inc.
January 7, 2002
Page  2

     In connection with delivering our Opinion, we:

          (i) reviewed and analyzed a draft of the Agreement and drafts of the agreements ancillary thereto;

          (ii) reviewed and analyzed historical publicly available business information and financial results of Arguss and Dycom, including Securities and Exchange Commission filings of each of Arguss and Dycom;

          (iii) reviewed and analyzed non-public operating and financial information of Arguss and Dycom provided by the managements of Arguss and Dycom;

          (iv) reviewed and analyzed information regarding the past and current operations and financial conditions and the business prospects of Arguss and Dycom;

          (v) held discussions with senior executives of Arguss and Dycom relating to strategic, financial and operational benefits anticipated from the Proposed Transaction;

          (vi) reviewed and analyzed historical market prices and trading volumes for the Arguss Common Stock and the Dycom Common Stock;

          (vii) reviewed and analyzed projections as to the future operating and financial performance of Arguss as provided by the management of Arguss;

          (viii) reviewed and analyzed financial and operating data for selected publicly traded companies we deemed comparable to Arguss and Dycom;

          (ix) reviewed and analyzed publicly available financial information relating to selected comparable merger and acquisition transactions;

          (x) reviewed and analyzed publicly available transaction information for selected comparable exchange offers and tender offers;

          (xi) reviewed and analyzed research reports relating to each of Arguss and Dycom and companies which we deemed comparable to Arguss and Dycom;

          (xii) performed discounted cash flow analyses of Arguss, Dycom and a combined entity consisting of Arguss and Dycom;

          (xiii) reviewed and analyzed certain other information concerning the infrastructure services industry and the telecommunications industry;

          (xiv) considered possible strategic alternatives for Arguss; and

          (xv) performed such other analyses and reviewed such other information as we deemed appropriate, including trends prevailing in relevant industries and financial markets.

     We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our Opinion without independent verification, and have further relied upon the assurances of management of Arguss and Dycom that they are not aware of any facts that would make such information inaccurate or misleading. In arriving at our Opinion, we neither performed nor obtained any evaluations or appraisals of the assets or liabilities of Arguss or Dycom, and we did not perform or obtain any evaluations or appraisals of Arguss' or Dycom's physical properties and facilities, sales marketing or service organizations. With respect to the financial projections provided to us, we have assumed that they have been reasonably prepared in good faith reflecting the best currently available estimates and judgments of the management of Arguss as to the future operating and financial performance of Arguss. In addition to our review and analyses of the specific information set forth above, our opinion herein reflects and gives effect to

The Board of Directors
Arguss Communications, Inc.
January 7, 2002
Page  3

our assessment of general economic, monetary, market and industry conditions existing as of the date hereof as they may affect the business and prospects of Arguss and Dycom.

     Our Opinion rendered herein does not constitute a recommendation of the Proposed Transaction over any other alternative transaction which may be available to Arguss. The Opinion contained herein relates to the fairness from a financial point of view of the Consideration to be received in the Proposed Transaction by the stockholders of Arguss and does not address any other aspect of the Proposed Transaction or any related transaction and does not constitute a recommendation to any stockholder of Arguss as to whether to accept the Consideration in connection with the Proposed Transaction. We are not expressing any opinion as to the prices at which the stock of Arguss or Dycom will actually trade at any time. It is understood that this letter is for the information of the Board and may not be used for any other purpose without our prior written consent, except that this letter may be included in its entirety in any filing made by Arguss with the Securities and Exchange Commission with respect to the Proposed Transaction.

     Based on the foregoing and subject to the qualifications stated herein, we are of the Opinion that, as of the date hereof, the Consideration to be received in the Proposed Transaction by the stockholders of Arguss is fair to the stockholders of the Company from a financial point of view.

                                          Very truly yours,

                                          ALLEN & COMPANY INCORPORATED

                                          By:        /s/ JOHN SIMON
                                            ------------------------------------
                                                         John Simon
                                                     Managing Director

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                               DESCRIPTION
    -------                              -----------
(a)(1)(i)        Prospectus, dated January 23, 2002 (incorporated by
                 reference to the preliminary prospectus included in the
                 Registration Statement on Form S-4 filed by Dycom
                 Industries, Inc. with the Securities and Exchange Commission on January 23, 2002).
(a)(1)(ii)       Form of Letter of Transmittal (incorporated by reference to
                 Exhibit 99.5 of Dycom Industries, Inc.'s Registration
                 Statement on Form S-4 filed with the Securities and Exchange
                 Commission, as filed on January 23, 2002).
(a)(2)(i)        Letter to Stockholders of Arguss Communications, Inc., dated
                 January 23, 2002.
(a)(2)(ii)       Opinion of Allen & Company Incorporated, dated January 7,
                 2002 (included as Annex B hereto).
(a)(2)(iii)      Joint Press Release issued by Arguss Communications, Inc.
                 and Dycom Industries, Inc. on January 7, 2002 (incorporated by reference to Exhibit 99.1 of the Form 8-K of Arguss
                 Communications, Inc. filed on January 8, 2002).
(a)(2)(iv)       Joint Press Release issued by Dycom Industries, Inc. and
                 Arguss Communications, Inc. on January 7, 2002 (incorporated by reference to Exhibit 99.1 of the Form 8-K of Dycom
                 Industries, Inc. filed on January 7, 2002).
(e)(1)           Merger Agreement, dated as of January 7, 2002, among Arguss
                 Communications, Inc., Troy Acquisition Corp. and Dycom
                 Industries, Inc. (incorporated by reference to Annex A to
                 the Prospectus forming part of Dycom Industries, Inc.'s
                 Registration Statement on Form S-4 filed with the Securities and Exchange Commission on January 23, 2002).
(e)(2)           Confidentiality Agreement, dated as of December 11, 2001,
                 between Arguss Communications, Inc. and Dycom Industries,
                 Inc. (incorporated by reference to Exhibit 99.2 to the
                 Registration Statement on Form S-4 filed by Dycom
                 Industries, Inc. with the Securities and Exchange Commission on January 23, 2002).
(e)(3)           Information Statement of Arguss Communications, Inc., dated
                 January 23, 2002 (included as Annex A hereto).
(e)(4)           Stockholders' Agreement, dated as of January 7, 2002, among
                 Dycom Industries, Inc., Troy Acquisition Corp., Arguss
                 Communications, Inc. and the stockholders listed therein
                 (incorporated by reference to Annex B to the preliminary
                 prospectus included in the Registration Statement on Form
                 S-4 filed by Dycom Industries, Inc. with the Securities and
                 Exchange Commission on January 23, 2002).
(e)(5)(i)        Rights Agreement, dated as of November 7, 2001, between
                 Arguss Communications, Inc. and Continental Stock Transfer &
                 Trust Company (incorporated by reference to the Form 8-K of
                 Arguss Communications, Inc. filed on December 3, 2001).
(e)(5)(ii)       First Amendment to Rights Agreement, dated as of January 7,
                 2002, between Arguss Communications, Inc. and Continental
                 Stock Transfer & Trust Company (incorporated by reference to the Form 8-K of Arguss Communications, Inc. filed on January
                 7, 2002).
(e)(6)           Employment Agreement, dated as of November 7, 2001, by and between Arguss Communications, Inc. and Rainer H.
                 Bosselmann.
(e)(7)           Employment Agreement, dated as of November 7, 2001, by and between Arguss Communications, Inc. and H. Haywood Miller
                 III.
(e)(8)           Employment Agreement, dated as of November 7, 2001, by and between Arguss Communications, Inc. and Arthur F. Trudel.
(e)(9)           Letter, dated December 3, 2001, between Arguss
                 Communications, Inc. and Allen & Company, Incorporated, and
                 Amendment thereto, dated January 3, 2002.
(e)(10)          Settlement Agreement and Release, dated January 12, 2002,
                 between Arguss Communications, Inc. and Ronald D. Pierce and
                 Kenneth D. Olsen (incorporated by reference to the Form 8-K of Arguss Communications, Inc. filed on January 16, 2002).
(g)              None.